EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

BENIHANA INC.

SAFFLOWER HOLDINGS CORP.

and

SAFFLOWER ACQUISITION CORP.

Dated as of May 22, 2012

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 22, 2012, by and among BENIHANA INC., a Delaware corporation (the “Company”), SAFFLOWER HOLDINGS CORP., a Delaware corporation (“Parent”), and SAFFLOWER ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub have determined that it is advisable and in the best interests of their respective stockholders for Parent to acquire the Company by means of the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub have approved and declared advisable this Agreement, including all the terms and conditions set forth herein, and all the Transactions (as defined in Section 1.1.), including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company a limited guarantee of AG Private Equity Partners IV, L.P., AG Private Equity Partners IV (R), L.P., AG Super Fund, L.P., Nutmeg Partners, L.P., AG Princess, L.P. and AG MM, L.P. (collectively referred to as the “Fund”), dated as of the date hereof, in favor of the Company with respect to certain obligations of the Parent under this Agreement (the “Limited Guarantee”); and

WHEREAS, each of the Company, Parent and Merger Sub desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the consummation thereof.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1.  Certain Definitions.  As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not prohibit the making or amendment of any Alternative Proposal).

“Affiliate” has the meaning assigned to that term in Rule 12b-2 under the Exchange Act.

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“Alternative Proposal” means any offer, proposal or indication of interest, as the case may be, by any Person (or group of Persons) that relates to (i) a transaction or series of transactions (including any merger, consolidation, recapitalization, reorganization, liquidation or other direct or indirect business combination) involving the issuance or acquisition of Shares or other equity securities of the Company representing twenty percent (20%) or more of the outstanding capital stock of the Company (other than the Transactions), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person, together with all Affiliates thereof, becoming the beneficial owner of Shares or other equity securities of the Company representing twenty percent (20%) or more of the outstanding capital stock of the Company, (iii) the acquisition, license or purchase by any Person or group of Persons (other than the Company and the Company Subsidiaries), or any other disposition by the Company or any Company Subsidiary, of twenty percent (20%) or more of the consolidated assets of the Company (including the equity securities of any Company Subsidiary) and the Company Subsidiaries, taken as a whole (other than the Transactions) or (iv) any combination of the foregoing.

“Associate” has the meaning assigned to that term in Rule 12b-2 under the Exchange Act.

“Business Day” means a day other than Saturday or Sunday or any other day on which banks in New York City are required to or may be closed.

“Certificate of Merger” means the certificate of merger with respect to the Merger to be filed with the Secretary of State.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the Board of Directors of the Company.

“Company Credit Agreement” means the Amended and Restated Credit Agreement dated February 10, 2011 among the Company, Benihana National Corp., Wells Fargo Bank, National Association, and the other lenders party thereto.

“Company Material Adverse Effect” means any material adverse effect on the assets and liabilities (taken as a whole), business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or that prevents the Company and the Company Subsidiaries from consummating the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect:  (1) any adverse change, effect, event, occurrence, development, matter, state of facts, series of events or circumstance (any such item, an “Effect”) arising out of or relating to (x) United States or global (or any region thereof) (A) economic, credit, financial or securities market conditions, including prevailing interest rates or currency rates or (B) regulatory or political conditions, or (y) acts of terrorism or sabotage, the outbreak, escalation or worsening of hostilities (whether or not pursuant to the declaration of a national emergency or war), man-made disasters, natural disasters (including hurricanes) or Acts of God (except, with respect to this clause (1), only to the extent that such Effect has a disproportionate adverse effect on the Company and the Company

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Subsidiaries, taken as a whole, as compared to the adverse impact such Effect has on other companies operating in the industries or markets in which the Company or any of the Company Subsidiaries operates), (2) any adverse Effect arising out of or relating to factors, conditions, trends or other circumstances generally affecting any of the industries (including the restaurant industry, or more specifically, Asian-themed restaurants) or markets in which the Company or any of the Company Subsidiaries operates, including fluctuations in the pricing of food commodities (except, with respect to this clause (2), only to the extent that such Effect has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to the adverse impact such Effect has on other companies operating in the industries or markets in which the Company or any of the Company Subsidiaries operates), (3) any adverse Effect arising out of, resulting from or attributable to the execution and delivery of this Agreement or the announcement, pendency or consummation of any of the Transactions (including the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates or any communication by Parent or any of its Affiliates regarding its or their plans or intentions with respect to the conduct of the business or assets of the Company or any of the Company Subsidiaries), including the following Effects arising out of, resulting from or attributable to any matter referred to above in this clause (3): (A) any loss of existing employees, consultants or independent contractors, (B) any loss of, or reduction in business by or revenue from, existing customers, (C) any disruption in or loss of suppliers, distributors, partners or similar third parties with whom the Company or any of the Company Subsidiaries has any relationship, (D) any litigation brought or threatened to be brought by any stockholder(s) of the Company (or any of their respective Affiliates) or any other Person in connection with this Agreement, any of the Transactions or any agreement or arrangement referred to in Section 5.8, or (E) the absence of any consents, waivers or approvals relating to any of the Transactions from any Governmental Entity or other Person, or any other adverse Effect resulting from or relating to change of control or similar provisions contained in Contracts to which the Company or any Company Subsidiary is a party, (4) in and of itself, any change in the market price or trading volume of the Company’s securities (it being understood that the foregoing shall not be deemed to prevent Parent from asserting that any underlying cause of such change independently constitutes or contributes to a Company Material Adverse Effect (taking into account the other exceptions set forth in this definition), (5) any adverse Effect arising out of or relating to any change in Law (including liquor Laws), GAAP, regulatory accounting requirements or interpretations thereof that apply to the Company or any of the Company Subsidiaries (including the proposal or adoption of any new law, statute, code, ordinance, rule or regulation, or any change in the interpretation or enforcement of any existing law, statute, code, ordinance, rule or regulation) (except, with respect to this clause (5), only to the extent that such Effect has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to the adverse impact such Effect has on other companies operating in the industries or markets in which the Company or any of the Company Subsidiaries operates), (6)  in and of itself, any failure by the Company to meet analysts’ expectations or to meet any internal or published estimates, expectations, projections, forecasts, guidance or revenue or earnings predictions for any period ending prior to, on or after the date of this Agreement (including published statements by the Company with respect to the Renewal Program referred to in the SEC Documents), or any change or prospective change in any financial strength rating or any other recommendation or rating as to the Company or any of the Company Subsidiaries by analysts (it being understood that the foregoing shall not be deemed to prevent Parent from asserting that any underlying cause

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of such change independently constitutes or contributes to a Company Material Adverse Effect (taking into account the other exceptions set forth in this definition), (7) any costs or expenses incurred or accrued by the Company or any of the Company Subsidiaries in connection with this Agreement or any of the Transactions, (8) any adverse Effect arising out of or relating to any of the Proceedings and other matters set forth on Section 1.1 of the Company Disclosure Schedule, including any judgment or disposition with respect to any Proceeding set forth on such schedule, (9) any adverse Effect arising out of, resulting from or attributable to any action(s) taken, or failure(s) to take action, by Parent or Merger Sub in breach of this Agreement, (10) any adverse Effect arising out of, resulting from, or attributable to any action(s) taken, or failure(s) to take action, by the Company or any Company Subsidiary as a result of obligations or prohibitions on such Person(s) expressly contained in this Agreement and (11) any adverse Effect to which Parent has expressly consented in writing or arising out of, resulting from or attributable to the failure of the Company to take any action referred to in Section 6.1 due to Parent’s express withholding of consent.

“Company Option Plans” means, collectively, the Benihana Inc. 2000 Employees Class A Common Stock Option Plan, the Benihana Inc. Amended and Restated Directors Option Plan, the Benihana Inc. 2003 Directors’ Stock Option Plan and the Benihana Inc. 2007 Equity Incentive Plan.

“Company Subsidiary” means any Subsidiary of the Company.

“Company’s Knowledge” or “Company Knowledge” means the actual knowledge, without investigation, of Richard C. Stockinger, Christopher P. Ames, J. David Flanery, Cristina L. Mendoza, Joseph Abbruzese, Kevin Connelly, Scott Kilpatrick, Jeannie Means and Seth Rose.

“Confidentiality Agreement” means the confidentiality agreement dated February 15, 2012 between the Company and Parent.

“Contract” means any oral or written contract, agreement, lease, instrument or other legally binding contractual commitment.

“Damages Cap” means $11,115,000.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedule” means the Company Disclosure Schedule or, if delivered, the Parent Disclosure Schedule, as the case may be.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means each entity that is treated as a single employer with the Company or any Company Subsidiary for purposes of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including all rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

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“Governmental Entity” means any federal, state or local court, administrative or regulatory agency or commission or any other governmental authority or instrumentality.

“Hazardous Materials” means (i) any petroleum, hazardous or toxic petroleum-derived substance or petroleum product, flammable or explosive material, radioactive materials, asbestos in any form that is or is reasonably likely to become friable, urea formaldehyde foam insulation, pr polychlorinated biphenyls (PCBs); or (ii) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under any Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Immediately Available Cash” means total cash in the Wells Fargo investment bank account of the Company as of immediately prior to the Closing, minus the total amount of outstanding borrowings under the Company Credit Agreement as of immediately prior to the Closing.

“Intellectual Property” means all trade secrets, know-how and inventions and all patents and patent applications with respect thereto, all trademarks and service marks and all registrations and applications for registration thereof, all copyrights and registrations and applications for registration thereof, and all Internet domain name registrations.

“Law” means any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction.

“Lien” means any lien, pledge, mortgage, deed of trust, encumbrance, claim or security interest.

“Minimum Cash Amount” shall mean $11,900,000, provided that such amount shall be increased by an amount equal to the aggregate after-tax proceeds from any sale lease-back transaction(s) involving any Owned Real Property.

“Parent Group” shall mean, collectively, Parent, the Fund or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing.

“Parent’s Knowledge” means the actual knowledge, without investigation, of Richard Leonard, Sean Murphy and Michael Koike.

“Permitted Liens” means (i) Liens for Taxes or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith and for which appropriate reserves have been made in accordance with GAAP to the extent required, (ii) mechanics’, carriers’, workers’, repairers’, and similar Liens arising or incurred in the ordinary course of business, (iii) pledges or deposits to secure obligations under workers’ compensation

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Laws or similar legislation or to secure public or statutory obligations, (iv) purchase money Liens arising in the ordinary course of business, (v) zoning, entitlement and other land use and environmental regulations by Governmental Entities, (vi) with respect to Owned Real Property, any matters disclosed in title reports (or other reports with respect to title insurance) delivered or made available to Parent prior to the date of this Agreement in the electronic data room prepared by the Company or otherwise delivered or made available by the Company to Parent, and all Liens of record, (vii) with respect to leasehold interests, Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without the consent of the lessee, (viii) Liens in favor of the Company or any Company Subsidiary securing intercompany borrowing by any Company Subsidiary, (ix) non-exclusive licenses of Intellectual Property, (x) Liens set forth on Section 4.8 of the Company Disclosure Schedule, (xi) Liens disclosed in the SEC Documents, (xii) Liens (other than Liens securing indebtedness for borrowed money) that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate, (xiii) Liens arising under the Company Credit Agreement and (xiv) such other Liens for amounts not in excess of $250,000 individually or in the aggregate.

“Permits” means all authorizations, licenses and permits granted by or obtained from any Governmental Entity.

“Person” shall be construed as broadly as possible and shall include an individual or natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Entity.

“Proceeding” means any action, claim, arbitration, audit, assessment, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Real Property Lease” means any agreement under which the Company or any Company Subsidiary is the landlord, sublandlord, tenant, subtenant or occupant.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials into the environment.

“Representatives”, when used with respect to any Person, means such Person’s officers, directors, employees, agents, advisors and other representatives (including any investment banker, financial advisor, attorney or accountant retained by or on behalf of such Person or any of the foregoing) and, with respect to Parent, including the Debt Financing Sources and its advisors.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State” means the Secretary of State of the State of Delaware.

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“Securities Act” means the Securities Act of 1933, as amended, including all rules and regulations promulgated thereunder.

“Specified Parties” means any of the twenty-one (21) Persons who entered into a confidentiality or similar agreement with the Company in the past eight (8) months in connection with any discussion of a potential acquisition of the Company, or any Affiliate of any such Person.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or other ownership interests having by their terms voting power to elect a majority of the board of directors, or others performing similar functions with respect to such corporation or other organization, is beneficially owned or controlled, directly or indirectly, by such Person or by any one or more of its Subsidiaries (as defined in the preceding clause), or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Alternative Proposal (provided, that for purposes of this definition, the applicable percentages in clauses (i), (ii) and (iii) of the definition of Alternative Proposal shall be fifty percent (50%) rather than twenty percent (20%)), which (on its most recently amended or modified terms, if amended or modified) the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside counsel), (i) if consummated, would result in a transaction that is more favorable to the Company’s stockholders (other than Parent, Merger Sub and their respective Affiliates), from a financial point of view, than the Merger, taking into account, among other things, (x) all of the terms of such Alternative Proposal and this Agreement and (y) such legal, financial, regulatory, timing, financing, conditionality (i.e. closing conditions) and other aspects of such Alternative Proposal and this Agreement (including the Person(s) making such Alternative Proposal and any stockholder litigation in connection with the Merger) which the Company Board deems relevant and (ii) is capable of being consummated in accordance with its terms (taking into account the factors referenced in clause (i) above).

“Superior Proposal Agreement” means either a Go-Shop Superior Proposal Agreement or a No-Shop Superior Proposal Agreement.

“Tax” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, social security, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Entity, together with any interest, penalty or addition to tax imposed with respect thereto.

“Transactions” means, collectively, all of the transactions contemplated hereby, including the Merger.  For the avoidance of doubt, references herein to the Transactions or to any of the Transactions shall not be deemed to include or mean any agreement or arrangement (if any) referred to in Section 5.8.

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Section 1.2.  Certain Other Definitions.  The following terms are defined in the respective Sections of the Agreement indicated:

Agreement	Preamble
Annual Budget	Section 6.1
Benefit Plan	Section 4.12(b)
Benefit Plans	Section 4.12(b)
Capital Expenditure Budget	Section 6.1(b)
Certificate	Section 3.1(c)
Change in Recommendation	Section 6.2(d)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company By-Laws	Section 4.1(b)
Company Certificate	Section 4.1(b)
Company Disclosure Schedule	Article IV
Company Group	Section 8.3(d)
Company Option	Section 3.4
Company Required Governmental Approvals	Section 4.4(a)
Company Stockholder Approval	Section 4.3(a)
Debt Commitment Letters	Section 5.5
Debt Financing	Section 5.5
Debt Financing Sources	Section 5.5
Definitive Financing Agreements	Section 6.9(a)
Dissenting Shares	Section 3.3
Effect	Section 1.1
Effective Time	Section 2.3
Emergencies	Section 6.1(e)
End Date	Section 8.1(b)(ii)
Environmental Claim	Section 4.14(a)
Equity Commitment Letter	Section 5.5
Equity Financing	Section 5.5
Excluded Person	Section 6.2(b)
Expense Reimbursement	Section 8.3(b)
Financing	Section 5.5
Financing Commitments	Section 5.5
Franchise Agreements	Section 4.13(a)(x)
Fund	Recitals
Go-Shop Superior Proposal Agreement	Section 6.2(d)(i)(z)
Indemnified Liabilities	Section 6.7(a)
Indemnified Parties	Section 6.7(a)
Indemnified Party	Section 6.7(a)
Indemnifying Party	Section 6.7(g)
Indemnity Proceeding	Section 6.7(a)
Insurance Policies	Section 4.16
Jefferies	Section 4.19

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Leased Real Property	Section 4.8(b)
Limited Guarantee	Recitals
Major Suppliers	Section 4.21
Material Contracts	Section 4.13(a)
Merger	Recitals
Merger Consideration	Section 3.1(c)
Merger Sub	Preamble
NASDAQ	Section 4.4(a)
No-Shop Superior Proposal Agreement	Section 6.2(d)(ii)(z)
Notice Period	Section 6.2(d)(ii)
Owned Real Property	Section 4.8(a)
Parent	Preamble
Parent Material Adverse Effect	Section 5.1
Parent Required Governmental Approvals	Section 5.3(a)
Parent Termination Fee	Section 8.4(a)
Paying Agent	Section 3.2(a)
Preferred Shares	Section 4.2(a)
Proxy Statement	Section 2.6(a)(i)
Returns	Section 4.9(a)
Sarbanes-Oxley Act	Section 4.5(d)
SEC Documents	Section 4.5(a)
SEC Financial Statements	Section 4.5(b)
Shares	Section 4.2(a)
Solicitation Period End Time	Section 6.2(a)
Stockholders’ Meeting	Section 2.6(a)(iii)
Surviving Corporation	Section 2.1
Tender Offer Commencement	Section 6.2(c)(ii)
Termination Fee	Section 8.3(a)(B)
Transaction Litigation	Section 6.12
Transfer Taxes	Section 6.14

ARTICLE II
THE MERGER

Section 2.1.  The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time, (i) Merger Sub shall be merged with and into the Company in accordance with the provisions of Section 251 of the DGCL, and the separate existence of Merger Sub shall cease and (ii) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the DGCL.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, powers, privileges and franchises of Merger Sub shall vest in the Company as the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.  The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or Merger Sub in order to carry out and

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effectuate the Transactions.  The Surviving Corporation shall thereafter be responsible and liable for all the liabilities and obligations of the Company and Merger Sub.

Section 2.2.  Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, at 10:00 a.m., local time, on a date designated by the Company which is reasonably satisfactory to Parent, which shall be as soon as practicable, but not later than two (2) Business Days, after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature must be satisfied on the Closing Date), or at such other place, time and date as the parties hereto shall agree.  The date on which the Closing occurs is hereinafter referred to as the “Closing Date”.

Section 2.3.  Effective Time.  Subject to the terms and conditions of this Agreement, as soon as practicable during the Closing, Merger Sub and the Company shall cause the Merger to be consummated by filing all necessary documentation, including the filing by the Company of the Certificate of Merger with the Secretary of State as provided in Sections 103 and 251 of the DGCL.  The Merger shall become effective at the time that the Certificate of Merger is duly filed with the Secretary of State, or such later time as is agreed upon by the parties hereto and specified in the Certificate of Merger.  The time when the Merger becomes effective is hereinafter referred to as the “Effective Time”.

Section 2.4.  Certificate of Incorporation and By-Laws of the Surviving Corporation.  At the Effective Time, the Certificate of Incorporation and By-Laws of the Company shall be amended in their entirety to read as set forth in Exhibit A and Exhibit B hereto, respectively, and as so amended, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation, until thereafter duly amended as provided therein or by applicable Law (subject to Section 6.7(b) hereof).

Section 2.5.  Directors and Officers of the Surviving Corporation.  The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL and the Certificate of Incorporation and By-Laws of the Surviving Corporation.

Section 2.6.  Stockholders’ Meeting.

(a)           Subject to the terms and conditions of this Agreement (including the rights of the Company under Sections 6.2 and 8.1(c)), the Company shall:

(i)           as soon as reasonably practicable following the date of this Agreement, prepare and file with the SEC a preliminary proxy statement (such proxy statement, as amended and supplemented, the “Proxy Statement”) relating to the Merger and this Agreement (it being understood and agreed that the Company shall use commercially reasonable efforts to take such action no later than 20 Business Days after the date hereof), and use its commercially reasonable efforts to (x) obtain and furnish the information required to be included by the Exchange Act in the Proxy Statement and, after consultation with Parent, Merger Sub and

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their counsel, to respond promptly to any comments received from the SEC with respect to the preliminary Proxy Statement and, as soon as reasonably practicable after the clearance of the Proxy Statement by the SEC, and subject to the penultimate sentence of Section 2.6(b), cause to be mailed to the Company’s stockholders a definitive Proxy Statement, including a copy of this Agreement and a copy of Section 262 of the DGCL (relating to appraisal rights) and (y) subject to the proviso in Section 2.6(a)(ii), obtain the requisite vote of its stockholders in favor of the adoption of this Agreement;

(ii)           include in the Proxy Statement the recommendation referred to in Section 4.3(b); provided, however, that such recommendation may be withdrawn, modified or amended, in each case (x) in accordance with the provisions of Section 6.2(d) or (y) other than in connection with an Alternative Proposal, if the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that with respect to this clause (y), prior to withdrawal, modification or amendment of such recommendation, (A) the Company shall give Parent at least seventy-two (72) hours prior written notice thereof (which notice shall state in reasonable detail the reasons for the proposed taking of such action), (B) during such period the Company shall negotiate with Parent in good faith (to the extent Parent desires to negotiate) with respect to any adjustments to the terms and conditions of this Agreement as would permit the Company Board not to take such action and (C) the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel) after taking into account any such modifications, changes or revisions to the terms of this Agreement proposed by Parent during such period in a manner that would form a binding contract if accepted by the Company, that a failure to withdraw, modify or amend its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iii)           as soon as reasonably practicable following the clearance of the Proxy Statement by the SEC, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of considering and voting on the adoption of this Agreement (it being understood and agreed that, subject to extension by the written consent of Parent, not to be unreasonably withheld, delayed or conditioned, the Stockholders’ Meeting shall be held no later than forty (40) days after the mailing of the definitive Proxy Statement as provided in Section 2.6(a)(i)); provided, however, that, notwithstanding any provision of this Agreement to the contrary, the Company shall be permitted to delay or postpone convening the Stockholders’ Meeting, or adjourn the Stockholders’ Meeting beyond the time that the Stockholders’ Meeting would otherwise be held, if the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(b)           The Company, Parent and Merger Sub shall cooperate with each other in the preparation of the Proxy Statement.  The Company shall give Parent, Merger Sub and their counsel a reasonable opportunity to review and comment upon the Proxy Statement prior to the filing thereof with the SEC, and the Company shall reasonably consider in good faith all comments reasonably proposed by Parent; provided, that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as practicable (but in no event later than four (4)

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Business Days after being asked to comment thereon).  The Company shall provide Parent, Merger Sub and their counsel, promptly after receipt thereof, with copies of any written comments, requests or other material communications the Company or its counsel receives from time to time from the SEC or its staff with respect to the Proxy Statement or the Transactions, and with copies of any written responses to and telephonic notification of any material verbal responses received from the SEC or its staff by the Company or its counsel with respect to the Proxy Statement or the Transactions.  The Company shall give Parent a reasonable opportunity to review and comment on any amendments or supplements to the Proxy Statement in response to such comments, requests or other communications from the SEC or its staff, and the Company shall reasonably consider in good faith all comments reasonably proposed by Parent with respect thereto; provided, that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as practicable (but (i) with respect to responses to initial comments, requests or other material communications from the SEC or its staff, in no event later than three (3) Business Days after being asked to comment thereon, and (ii) with respect to subsequent comments, requests or other material communications from the SEC or its staff, in no event later than two (2) Business Day after being asked to comment thereon).  If, at any time prior to the adoption of this Agreement by the Company’s stockholders, the Company shall become aware of the occurrence of any event or other circumstance relating to it or any of the Company Subsidiaries or the Transactions as to which an amendment or supplement to the Proxy Statement shall be required, the Company shall promptly inform Parent and prepare and mail to its stockholders such amendment or supplement.  The Company shall not mail the Proxy Statement, or any amendment or supplement thereto, without (x) reasonable advance consultation with Parent, Merger Sub and their counsel and (y) the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned).  The Company shall cause the Proxy Statement and all other documents filed with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Laws.

(c)           The Company agrees that the information relating to the Company and the Company Subsidiaries contained in the Proxy Statement, or in any other document filed in connection with this Agreement or any of the Transactions with any other Governmental Entity (to the extent such information was provided by the Company for inclusion therein), at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and (if applicable) first mailed or otherwise disseminated to stockholders of the Company and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)           Parent shall provide the Company with the information concerning Parent, Merger Sub and their respective affiliates required to be included in the Proxy Statement.  Parent agrees that the information relating to Parent, Merger Sub and their respective affiliates contained in the Proxy Statement, or in any other document filed in connection with this Agreement or any of the Transactions with any other Governmental Entity (to the extent such information was provided by Parent or Merger Sub for inclusion therein), at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and first

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mailed or otherwise disseminated to stockholders of the Company and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e)           Parent and Merger Sub shall, at the Stockholders’ Meeting, vote, or cause to be voted, all Shares owned by any of Parent, Merger Sub and any other Affiliate of Parent in favor of the approval and adoption of this Agreement.

ARTICLE III
CONVERSION OF SECURITIES; TREATMENT OF COMPANY OPTIONS

Section 3.1.  Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any share of capital stock of the Company, Parent or Merger Sub:

(a)           Common Stock of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Cancellation of Certain Shares.  All Shares that are issued and outstanding immediately prior to the Effective Time and owned by any of Parent, Merger Sub and any other Subsidiary of Parent, and all Shares held in the treasury of the Company, shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)           Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled in accordance with Section 3.1(b) and any Dissenting Shares) shall be converted into the right to receive $16.30 in cash, payable to the holder thereof in accordance with this Article III without interest (the “Merger Consideration” ) and net of any Taxes required to be withhold therefrom, upon surrender and exchange of a Certificate.  All such Shares when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (a “Certificate” ) that immediately prior to the Effective Time represented any such outstanding Share (other than any Dissenting Share) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest, upon the surrender of such Certificate in accordance with Section 3.2.

(d)           Certain Adjustments. Without limiting the other provisions of this Agreement, if, at any time during the period between the date of this Agreement and the Effective Time, any change in the number of Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for Shares) with a record date during such period, then the Merger Consideration shall be equitably adjusted to reflect such change.

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Section 3.2.  Exchange of Certificates.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company (the “Paying Agent”) reasonably acceptable to the Company to act as paying agent for the payment of the Merger Consideration in accordance with this Article III, pursuant to an agreement providing for the matters set forth in this Section 3.2 and such other matters as may be appropriate and the terms of which shall be mutually acceptable to Parent and the Company.  Concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for the benefit of holders of Certificates, funds that are sufficient to pay the aggregate Merger Consideration payable upon conversion of Shares pursuant to Section 3.1(c).  For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no stockholder of the Company shall perfect any right to appraisal of his, her or its Shares.  If for any reason (including losses) such funds are inadequate to pay all amounts to which holders of Shares shall be entitled under Section 3.1(c), Parent shall promptly deposit or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments required under Section 3.1(c), and Parent and the Surviving Corporation shall in any event be liable for payment thereof.  Such funds shall not be used for any purpose other than as set forth in this Article III, and shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation solely in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iv) a combination of any of the foregoing.  Any net profit resulting from, or interest or income produced by, such investments will be payable to Merger Sub or Parent, as Parent directs.

(b)           Exchange Procedures.  Promptly after the Effective Time, but in any event not more than three (3) Business Days after the Effective Time, Parent shall cause the Paying Agent to mail or otherwise deliver to each holder of record of a Certificate representing Shares which were converted pursuant to Section 3.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company shall mutually agree) and (ii) instructions for use in effecting the surrender of each such Certificate in exchange for payment of the total amount of Merger Consideration that such holder is entitled to receive pursuant to this Agreement.  Upon surrender of a Certificate to the Paying Agent, together with the related letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (subject to subsection (e) of this Section 3.2) for each Share formerly represented by such Certificate, to be mailed within five (5) Business Days after receipt of such Certificate and letter of transmittal by the Paying Agent, and the Certificate so surrendered shall forthwith be cancelled.  If payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment of such Merger Consideration that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid to the Paying Agent in advance any Tax required by reason of the payment of such Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation

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that such Tax either has otherwise been paid or is not applicable.  Subject to Section 3.3, until surrendered as contemplated by this Section 3.2, each Certificate representing one or more Shares which were converted pursuant to Section 3.1(c) shall at all times after the Effective Time represent only the right to receive, in cash, the Merger Consideration for each Share formerly represented by such Certificate as contemplated by this Section 3.2.

(c)           Transfer Books; No Further Ownership Rights in Shares.  After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares on the records of the Company.  After the Effective Time, the holders of Certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law and, without limitation of the foregoing, subject to the Surviving Corporation’s obligation to pay any and all dividends with a record date prior to the Effective Time which may have been declared by the Company on Shares prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.  No dividend or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

(d)           Termination of Fund; No Liability.  At any time following eighteen (18) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent for the payment of Merger Consideration and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled (subject to abandoned property, escheat or other similar Law) to look only to Parent and the Surviving Corporation, which shall thereafter act as the Paying Agent, as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificate, as determined pursuant to this Agreement; provided, however, the Surviving Corporation shall be entitled to require the Paying Agent to return any funds deposited with the Paying Agent in respect of Dissenting Shares with respect to which the holders thereof have perfected their appraisal rights and received payment of the fair value thereof in accordance with Section 262 of the DGCL.  Notwithstanding any provision of this Agreement to the contrary, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(e)           Withholding Taxes. The right of any Person to receive payment or consideration payable in accordance with this Article III will be subject to any applicable requirements with respect to the withholding of any Tax.  To the extent amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate(s) in respect of which the deduction and withholding was made and (ii) Parent shall, or shall cause the Surviving Corporation or the Paying Agent, as the case may be, to, promptly pay over such withheld amounts to the appropriate Governmental Entity.

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(f)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Surviving Corporation, the delivery by such Person of a bond (in such amount as Parent or the Surviving Corporation may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the total amount of Merger Consideration deliverable in respect thereof as determined in accordance with this Article III.

Section 3.3.  Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 3.1(b)) and which are held by holders who shall have complied with the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until the applicable holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such holder’s rights to receive payment of the fair value of such holder’s Shares under Section 262 of the DGCL.  If, after the Effective Time, any such holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration.  The Company shall give Parent prompt notice of any written demands for appraisal of Shares received by the Company under Section 262 of the DGCL, and shall give Parent the opportunity to participate in negotiations and Proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

Section 3.4.  Termination and Satisfaction of Company Options .  Effective as of the Effective Time, each outstanding option (“Company Option”) to buy Shares granted under any of the Company Option Plans (or otherwise) to any individual who is or was an employee, officer or director of, or consultant or advisor to, the Company, whether or not such Company Option is then exercisable and vested, shall be cancelled and, in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, pay to the holder of such Company Option, whether or not such Company Option is then exercisable and vested, an amount in respect thereof equal to the product of (x) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option and (y) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes), without interest.  As soon as practicable after the date of this Agreement, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, use commercially reasonable efforts to obtain the required consents from each holder of Company Options granted under any Company Option Plan (or otherwise) other than the Benihana Inc. 2007 Equity Incentive Plan.  For the avoidance of doubt, the Company shall not be required to expend funds to obtain consents other than the general administrative costs of correspondence with option-holders and related mailing.  The Surviving Corporation shall (and Parent shall cause

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the Surviving Corporation to) make all payments in accordance with this Section 3.4 promptly after (within two (2) Business Days of) the Effective Time.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub simultaneously with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), and except as disclosed in the SEC Documents (other than non-factual disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other forward looking disclosures in the SEC Documents which are cautionary in nature), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1.  Corporate Organization.

(a)           Each of the Company and the Company Subsidiaries is (i) in the case of the Company, a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware or (ii) in the case of each Company Subsidiary, a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except for the failure to be so incorporated (or formed, as the case may be), existing and in good standing or to have such power and authority as would not reasonably be expected to have, when aggregated with all such other failures, a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, when aggregated with all other such failures, a Company Material Adverse Effect.

(b)           The copies of the Company’s Certificate of Incorporation, as amended (the “Company Certificate”), and By-Laws, as amended (the “Company By-Laws”), most recently filed with the Company’s SEC Documents are complete and correct copies of such documents as in effect as of the date of this Agreement.  The Company has made available to Parent complete and correct copies of the certificate of incorporation, bylaws or similar organizational documents of each Company Subsidiary, and all amendments thereto, as currently in effect.

Section 4.2.  Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 24,000,000 shares of Common Stock, par value $.10 per share (the “Shares”), and (ii) 5,000,000 shares of Preferred Stock, par value $1.00 per share (the “Preferred Shares”).  At the close of business on May 21, 2012, (i) 17,929,188 Shares and no Preferred Shares were issued and outstanding and (iii) no Shares were held in the Company’s treasury.  At the close of business on May 12, 2012, there were outstanding Company Options to acquire a total of 627,822 Shares.  Except for the foregoing, there are no other shares of capital stock or other equity interests in the Company

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issued, reserved for issuance or outstanding.  All of the issued and outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights.  Section 4.2(a) of the Company Disclosure Schedule sets forth each Company Option outstanding as of May 21, 2012, including the name of holder of such Company Option, the number of Shares subject to such Company Option and the exercise price for such Option.  As of the date of this Agreement, except (i) as provided in this Agreement and (ii) for the Company Options, there are no outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any security of the Company to which the Company or any Company Subsidiary is a party, including any securities representing the right to purchase or otherwise receive any Shares.  There are no outstanding phantom stock rights or stock appreciation rights granted by the Company to any Person.  There are no bonds, debentures, notes or other indebtedness of the Company with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters to which stockholders of the Company may vote.  As of the date of this Agreement the Company is not a party to any “poison pill” rights plan relating to any shares of capital stock of the Company.

(b)           Section 4.2(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Company Subsidiary.  The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of, or other equity interests in, each of the Company Subsidiaries, free and clear of any Liens, except for (i) Liens imposed under federal or state securities Laws and (ii) Liens arising under the Company Credit Agreement.  All such shares of capital stock or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights.  Other than with respect to Liens arising under the Company Credit Agreement, neither the Company nor any of the Company Subsidiaries has any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any security of any of the Company Subsidiaries, including any securities representing the right to purchase or otherwise receive any shares of capital stock of, or other equity interests in, any of the Company Subsidiaries.  There are no restrictions on the Company with respect to voting the stock of any Company Subsidiary.

(c)           There are no outstanding contractual obligations to which the Company or any Company Subsidiary is a party (i) to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary or (ii) relating to the voting of any shares of capital stock of, or other equity interests in, the Company (except for Section 2.6(e)) or any Company Subsidiary.

(d)           Except for the capital stock of the Company Subsidiaries, the Company does not own, directly or indirectly, any material amount of equity interests in any corporation, partnership, joint venture, trust or other Person.

Section 4.3.  Authority.

(a)           Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.7, the Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions to be consummated by it, subject to the Company obtaining, prior to the Effective Time, the vote in

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favor of the adoption of this Agreement by the holders of a majority of the issued and outstanding Shares, in accordance with Section 251 of the DGCL (the “Company Stockholder Approval”).  The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions to be consummated by it, have been duly authorized and approved by the Company Board and, except for the receipt of the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by it.  This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b)           At a meeting duly called and held, the Company Board has, by the unanimous vote of those voting, adopted resolutions (i) approving, and declaring to be advisable, this Agreement, the Merger and the other Transactions to be consummated by the Company and (ii) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement at the Stockholders’ Meeting, which resolutions have not been subsequently withdrawn or modified in any respect (it is understood that this clause (ii) is not intended to, and shall not, affect the Company’s rights under clause (y) of the proviso in Section 2.6(a)(ii), Section 6.2 or Section 8.1(c)).

Section 4.4.  Consents and Approvals; No Violations.

(a)           Except for (i) the consents and approvals set forth in Section 4.4(a) of the Company Disclosure Schedule, (ii) the filing with the SEC of the Proxy Statement, (iii) the filing of the Certificate of Merger with the Secretary of State, (iv) such filings and approvals as may be required under liquor Laws in the jurisdictions in which the Company and the Company Subsidiaries conduct business and (v) such other filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act and the HSR Act and the applicable requirements of the NASDAQ Global Select Market (“NASDAQ”) (all of the foregoing, collectively, the “Company Required Governmental Approvals”), no consent or approval of, or filing, declaration or registration with, any Governmental Entity, which has not been received or made, is required to be obtained or made by the Company for the consummation by the Company of the Transactions to be consummated by it, other than such consents, approvals, filings, declarations or registrations that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           None of the execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by it, and compliance by the Company with any of the terms and provisions of this Agreement, will (i) violate any provision of the Company Certificate or Company By-Laws or any of the similar organizational documents of any Company Subsidiary or (ii) assuming that the Company Stockholder Approval and the Company Required Governmental Approvals are received or

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made, as the case may be, prior to the Effective Time, (x) violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets or (y) violate, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under, any Material Contract, except, in the case of clause (ii) above, for such violations, losses of benefits, defaults, events, terminations, rights of termination or cancellation, or Lien creations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5.  SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)           The Company has filed all reports, schedules, forms, proxy statements and registration statements with the SEC required to be filed by it pursuant to the Securities Act or the Exchange Act, in each such case from March 29, 2009 through the date of this Agreement (collectively, the “SEC Documents”).  As of their respective dates (or if subsequently amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), the SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and none of the SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Neither the Company nor any Company Subsidiary has listed its securities on any stock exchange in any jurisdiction, other than the Shares listed by the Company on NASDAQ.  No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.  As of the date of this Agreement, none of the SEC Documents are subject to outstanding comments in comment letters received by the Company from the SEC staff.

(b)           The consolidated financial statements of the Company included in the SEC Documents (the “SEC Financial Statements”) have been prepared in accordance with GAAP (except as may be otherwise indicated therein or in the notes thereto and except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the Exchange Act), applied on a consistent basis during the periods involved, and (except as may be indicated therein or in the notes thereto or as subsequently amended or superseded by a filing prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of earnings, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments and the absence of footnotes).

(c)           Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature that would have been required by GAAP to be reflected in the consolidated balance sheet or notes thereto of the Company as of such date, except (i) for such liabilities and obligations reflected, reserved against or otherwise disclosed in the consolidated balance sheets of the Company as of March 27, 2011 (including the notes thereto) that are included in the SEC Financial Statements or as otherwise disclosed in the SEC

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Documents, (ii) for such liabilities and obligations incurred in the ordinary course of business consistent with past practice, (iii) for such liabilities and obligations incurred pursuant to or in connection with this Agreement or the Transactions, or (iv) for such liabilities and obligations as would not reasonably be expected to have, in the aggregate, a Company Material Adverse Effect.  There are no off-balance sheet arrangements to which the Company or any Company Subsidiary is a party required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been disclosed in the SEC Documents.

(d)           The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  The management of the Company completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 27, 2011, and such assessment concluded that as of March 27, 2011 such controls were effective.  The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the Audit Committee of the Company Board (x) all significant deficiencies, if any, in the design or operation of internal control over financial reporting which are reasonably likely to materially adversely affect the Company’s ability to record, process, summarize and report financial data and have identified to such auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, of which there is Company Knowledge and that involves management or other employees of the Company or any of the Company Subsidiaries who have a significant role in the Company’s internal control over financial reporting.  The Company has made available to Parent the disclosures referred to in the prior sentence (if any) made by the Company’s principal executive officer and its principal financial officer to the Company’s auditors and the Audit Committee of the Company Board from March 28, 2010 to the date of this Agreement.

Section 4.6.  Absence of Certain Changes or Events.  Since March 27, 2011, no Effects have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  From March 27, 2011 to the date of this Agreement, the Company and the Company Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice.

Section 4.7.  Litigation.  There is no Proceeding (with respect to investigations, to the Company’s Knowledge) pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties or assets or any of

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their respective officers or directors (in their capacity as officers or directors of the Company or any Company Subsidiary) before any Governmental Entity that (i) is not covered by insurance and would reasonably be expected to result in damages payable by the Company and/or any Company Subsidiary in excess of $500,000 or (ii) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (excluding from the foregoing clauses (i) and (ii) any Proceeding (or threatened Proceeding) concerning this Agreement, any of the Transactions, or any agreement or arrangement referred to in Section 5.8).

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither  the Company nor any Company Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity.

Section 4.8.  Real Property; Personal Property.

(a)           Section 4.8(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”) and, for each parcel of Owned Real Property, identifies the street address of such Owned Real Property.

(b)           Section 4.8(b) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary (collectively, including the improvements thereon, the “Leased Real Property”) and, for each parcel of Leased Real Property, identifies the street address of such Leased Real Property.

(c)           The Company and/or one or more of the Company Subsidiaries as applicable has good, valid and marketable fee simple title to each Owned Real Property and, to the Company’s Knowledge, has a valid leasehold interest in and enjoys peaceful and undisturbed possession of each Leased Real Property, in each case free and clear of all Liens other than Permitted Liens.

(d)           Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) for the Real Property Leases and (iii) for Permitted Liens, as of the date of this Agreement, none of the Owned Real Properties or Leased Real Properties is subject to any lease, sublease, license or other agreement granting to any Person (other than the Company or any Company Subsidiary) any right to the use or occupancy of such Owned Real Property or Leased Real Property or any part thereof.

(e)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has good title to, or a valid leasehold interest in, or with respect to licensed assets, a valid license to use, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

(f)           As of the date of this Agreement, there does not exist any condemnation, eminent domain or taking proceeding pending, or to the Company’s Knowledge, threatened, that

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affects any Owned Real Property or Leased Real Property that would reasonably be expected to have a Company Material Adverse Effect.

Section 4.9.  Taxes.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)           all Tax returns, reports and similar statements required to be filed by or on behalf of the Company or any of the Company Subsidiaries (collectively, the “Returns”) have been timely filed (taking into account any extensions);

(ii)           as of the times of filing, the Returns were correct;

(iii)           the Company and the Company Subsidiaries have timely paid, withheld or made provision for all Taxes shown as due and payable on the Returns that have been filed or that are otherwise due and owing, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements;

(iv)           as of the date of this Agreement, there are no pending claims or claims threatened in a writing delivered to the Company or any Company Subsidiary, nor are there any federal, state, provincial, local or foreign audits, examinations, or other Proceedings (with respect to investigations, to the Company’s Knowledge) pending, with regard to any Taxes of the Company or any Company Subsidiary;

(v)           there are no Liens with respect to any Taxes against the assets of the Company or any Company Subsidiary, other than Permitted Liens;

(vi)           the Company and each Company Subsidiary have withheld and collected all amounts required by Law to be withheld or collected, including sales and use Taxes and amounts required to be withheld for Taxes of employees, independent contractors, creditors, stockholders or other third parties, and, to the extent required, have timely paid over such amounts to the proper Governmental Entities.

(b)           none of the Company or any of the Company Subsidiaries (i) has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable, (ii) has engaged in any “listed transaction” within the meaning of Section 6011 of the Code, or (iii) has liability for a material amount of Taxes of another person pursuant to any Law (including Treasury regulations Section 1.1502-6), as a transferee or successor, by contract (other than (x) any contract solely among members of the Company Group or (y) any credit or financing agreement, lease or other commercial contract the principal purpose of which does not relate to Taxes) or otherwise.

Section 4.10.  Compliance with Laws.

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(a)           Except with respect to the matters described in Sections 4.5(d), 4.9, 4.12 and 4.15, which are excluded from the provisions of this Section 4.10, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is in violation of any Law applicable to the Company or any of the Company Subsidiaries (including the Foreign Corrupt Practices Act and similar anti-corruption Laws, franchise Laws and Laws applicable to the quality and safety of food and beverage products).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries hold all  Permits (including liquor licenses and permits) required for the conduct of their respective businesses as conducted on the date of this Agreement, (ii) such Permits are in full force and effect, and (iii) no Proceeding (with respect to investigations, to the Company’s Knowledge) is pending by any Governmental Entity of which the Company or any Company Subsidiary has received written notice or, to the Company’s Knowledge, threatened in a writing delivered to the Company or any Company Subsidiary by any Governmental Entity, seeking the revocation, limitation or nonrenewal of any such Permit.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, the Company has no reason to believe that any currently pending application for a liquor license sought by the Company or any Company Subsidiary will be ultimately denied.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending disciplinary actions, unresolved citations or unsatisfied penalties relating to liquor licenses that would reasonably be expected to have any material impact on any restaurant or the ability to maintain or renew any liquor license.

Section 4.11  Labor Matters.  As of the date of this Agreement, no employees of the Company or any of the Company Subsidiaries are covered by, and neither the Company nor any Company Subsidiary is subject to, a collective bargaining agreement. To the Company’s Knowledge (i) there are no organizing activities involving the Company pending with any labor organization or group of employees of the Company or any Company Subsidiary, (ii) no collective bargaining agreement is being or has been negotiated by the Company or any Company Subsidiary, and (iii) there is no strike, lockout, slowdown, or work stoppage against the Company or any Company Subsidiary pending that may interfere with the respective business activities of the Company or such Company Subsidiary that, with respect to any of clauses (i), (ii) or (iii), individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.12.  Employee Benefits.

(a)           Set forth in Section 4.12(a) of the Company Disclosure Schedule is a complete and correct list as of the date of this Agreement of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), each stock purchase, severance, retention, employment, change-in-control, deferred compensation or supplemental retirement agreement, program, policy or arrangement, and each material bonus, incentive, vacation or other material employee benefit plan, agreement, program, policy or arrangement which is maintained or sponsored by the Company or any of the Company Subsidiaries or with respect to which the Company or any of the Company Subsidiaries is obligated to make any contributions or has any

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material liability.  All such plans, agreements, programs, policies and arrangements are hereinafter referred to collectively as the “Benefit Plans” and individually as a “Benefit Plan.”  For the avoidance of doubt, “Benefit Plans” shall not include any such agreement with respect to any former employee of the Company or any of the Company Subsidiaries if, as of the date of this Agreement, the Company or Company Subsidiary, as applicable, has no further obligations or liabilities under such agreement.

(b)           With respect to each Benefit Plan, the Company has delivered or made available to Parent (i) a complete and correct copy of such plan or plan documents, as applicable, or a summary of such plan, (ii) the most recent Internal Revenue Service determination letter, if applicable, (iii) the current summary plan description, if applicable, (iv) the most recent actuarial valuation report, if applicable, (v) the most recent annual report (Form 5500, with all applicable attachments) and (vi) all related trust agreements that implement each Benefit Plan.  (For all purposes of this Agreement, references to the Company having made a document “available” to Parent shall be deemed to include the Company having made such document publicly available by filing it (or incorporating it by reference) as an exhibit to the Company’s annual report on Form 10-K for the fiscal year ended March 27, 2011 or any subsequent SEC Document.)

(c)           Each Benefit Plan is being operated, funded and administered in accordance with its terms and the requirements of ERISA and the Code and other applicable Law, except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code and each trust associated with any Benefit Plan that is intended to be exempt from taxation under Section 501(a) o the Code has received a favorable Internal Revenue Service determination letter as to its qualification and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, a or is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, as of the date of this Agreement, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to result in a loss of such plan’s qualification or tax-exempt status.

(d)           Neither the Company, any of the Company Subsidiaries nor any ERISA Affiliates, maintains contributes to or has any liability with respect to a “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA or a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(e)           There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Company’s Knowledge, threatened with respect to any Benefit Plan, other than any such actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)           Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions (either alone or in conjunction with any other event) will:  (i) increase any benefits otherwise payable under any Benefit Plan; (ii) result in any acceleration of the time of payment or vesting of any such benefits; or (iii) result in any payment (whether severance pay or otherwise) becoming due to, or with respect to, any current of former employee or director of the Company.

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(g)           No Benefit Plan is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides benefits to former employees of the Company, other than pursuant to Section 4980B of the Code or any similar Law.

(h)           The Company and Company Subsidiaries have no liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Benefit Plan that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)           The Company and each Company Subsidiary have no indemnity obligations for any Taxes imposed under Section 4999 or Section 409A of the Code.

(j)           No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, director or other service provider of the Company or a Company Subsidiary (whether current, former or retired) under any Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

Section 4.13.  Contracts.

(a)           Section 4.13(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each Contract in effect as of the date of this Agreement to which the Company or any Company Subsidiary is a party that is of a type described below:

(i)           any Contract (x) relating to indebtedness for borrowed money (other than intercompany indebtedness) or a standby letter of credit or similar facility, or a capitalized lease (determined in accordance with GAAP) in excess of $100,000, or (y) pursuant to which the Company or any Company Subsidiary is a guarantor of any indebtedness for borrowed money in excess of $100,000;

(ii)           any Contract (x) granting to any Person a right of first refusal, right of first offer or similar preferential right to purchase any of the Company’s or any Company Subsidiary’s capital stock or assets or (y) except in the ordinary course of business, (A) obligating the Company or any Company Subsidiary to sell to any Person any capital stock or assets with a value of greater than $500,000 or (B) pursuant to which the Company or any Company Subsidiary sold to any Person any capital stock or assets with a value of greater than $500,000 and continues to have any ongoing obligations;

(iii)           any Contract (other than a Contract with respect to any Leased Real Property) limiting, restricting or prohibiting the Company or any Company Subsidiary from operating restaurants or conducting other business activities anywhere in the United States or elsewhere in the world;

(iv)           any Contract with respect to any partnership entity or other joint venture entity in which the Company or any Company Subsidiary has an ownership interest (other than a Contract solely between the Company or a Company Subsidiary, on the one hand, and one or more Company Subsidiaries, on the other hand);

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(v)           any Contract pursuant to which the Company or any Company Subsidiary (x) has an option, right or obligation to purchase any other business or material portion of a business on an ongoing basis (including by purchasing the assets or capital stock of another Person) in each case with a value of greater than $500,000 or (y) purchased any such business or material portion of a business with a value of greater than $500,000 and continues to have any ongoing obligations;

(vi)           without limitation of clause (v), any Contract that obligates the Company or any Company Subsidiary to make any earn-out payments based on future performance of an acquired business or assets;

(vii)           any Contract that obligates the Company or any Company Subsidiary to make a loan or capital contribution to, or investment in excess of $100,000 in, any Person other than loans to the Company or any Company Subsidiary and advances to employees in the ordinary course of business;

(viii)           any collective bargaining agreement;

(ix)           any Real Property Lease for which annual base rental payments exceed $500,000;

(x)           any Contract relating to the purchase or sale of materials, supplies, goods, services or equipment, pursuant to which the Company or any Company Subsidiary paid to any Person, or any Person paid to the Company or any Company Subsidiary, an aggregate amount in excess of $750,000 during the fiscal year ended April 1, 2012, except for Contracts that may be terminated by any party thereto upon notice of ninety (90) days or less;

(xi)           (A) any Contract pursuant to which the Company or any Company Subsidiary has granted exclusive rights to develop or operate or license others to develop or operate any business under the “BENIHANA”, “HARU” or “RA SUSHI” brand or (B) any master franchise agreement pursuant to which the Company or any Company Subsidiary has granted any Person the  right to do business under the BENIHANA”, “HARU” or “RA SUSHI” brand (the “Franchise Agreements”);

(xii)           any Contract that contains a standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of a third party;

(xiii)           any Contract that contains a license in respect of Intellectual  Property (except for (A) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap software and (B) licenses granted by the Company or any Company Subsidiary to franchisees in the ordinary course of business consistent with past practice) that by its terms called for aggregate payments by the Company or any Company Subsidiary in excess of $250,000 during the fiscal year ended April 1, 2012; and

(xiv)           any Contract which commits the Company or any Company Subsidiary to enter into any of the foregoing.

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As used in this Agreement, the term “Material Contracts” means, collectively, (x) the Contracts referred to in clauses (i) through (xiii) above and (y) each other Contract (including all amendments thereto) that (A) has been filed as a “material contract” by the Company with the SEC as an exhibit to the SEC Documents as of the date of this Agreement pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act and (B) remains in effect as of the date of this Agreement.

(b)           With respect to each Contract to which the Company or any Company Subsidiary is a party, (i) neither the Company nor any of the Company Subsidiaries has breached, or is in default under, nor has any of them received written notice of breach or default under (or of any condition which with the passage of time or the giving of notice would cause a breach or default under), such Contract, (ii) to the Company’s Knowledge, no other party to such Contract has breached or is in default of any of its obligations thereunder, and no event has occurred which would result in a breach or default thereunder (in each case, with or without notice or lapse of time or both), (iii) such Contract is in full force and effect and is the valid and binding obligation of the Company and/or each Company Subsidiary party thereto and, to the Company’s Knowledge, each other party thereto, and (iv) the Company has not received any notice from any counterparty thereto and, to the Company’s Knowledge, is not otherwise aware of any intention by the counterparty thereto to terminate (other than Contracts that are expiring pursuant to their terms) or not renew any Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect, except in the case of clauses (i), (ii), (iii) and (iv) for such breaches, defaults, failures to be in full force and effect or the valid and binding obligation of any party or parties thereto or notices or intentions of any party or parties thereto that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered or made available to Purchaser copies of all Material Contracts (including all amendments thereto) in effect as of the date of this Agreement referred to in clause (x) of the definition of such term.

Section 4.14.  Intellectual Property.

(a)           Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all federal, state or foreign trademark and service mark registrations and pending applications and Internet domain name registrations owned by the Company or any of the Company Subsidiaries.  As of the date of this Agreement, the Company and/or one or more of the Company Subsidiaries as applicable are the sole and exclusive owners of all such registrations and applications, but solely with respect to the territories identified on Section 4.14(a) of the Company Disclosure Schedule.  As of the date of this Agreement, no Intellectual Property subject to a registration or application required to be set forth on Section 4.14(a) of the Company Disclosure Schedule, and no other Intellectual Property owned by the Company or any Company Subsidiary and material to the conduct of its business, has been adjudicated invalid or is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity restricting its use or adversely affecting the rights of a Company or a Company Subsidiary thereto.

(b)           Each of the Company and the Company Subsidiaries owns, free and clear of all Liens except for Permitted Liens, all right, title and interest in and to, or otherwise possesses adequate licenses or other rights to use, all Intellectual Property necessary to conduct

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its business as conducted on the date of this Agreement, except where the failure to own or possess such rights or to be free and clear of Liens would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) no Proceeding (with respect to investigations, to the Company’s Knowledge) is pending or, to the Company’s Knowledge, threatened in a writing delivered to the Company or any Company Subsidiary, (x) claiming that the Company or any Company Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, (y) claiming that any Person has infringed, misappropriated or otherwise violated any Intellectual Property rights of the Company or any Company Subsidiary, or (z) contesting the validity, enforceability, use or ownership of any of the Company’s Intellectual Property Rights and (ii) to the Company’s Knowledge, there is no valid basis for any such Proceeding or position referred to in any of the foregoing.

(c)           As of the date of this Agreement, all domain names listed on Section 4.13(a) of the Company Disclosure Schedule are currently registered and in good standing, and the Company or a Company Subsidiary, as the case may be, is shown on the records of the registrar thereof as the sole owner thereof.  Since March 28, 2010 to the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice or other written communication stating that any Person is challenging its right to use any such domain name.

(d)           Except for Intellectual Property matters expressly referenced  in any other provision of this Article IV, the representations and warranties contained in this Section 4.13 and Section 4.5(c) constitute the sole and exclusive representations and warranties of the Company regarding Intellectual Property matters, including liabilities or obligations, or compliance with Laws, relating thereto.

Section 4.15.  Environmental Matters.

(a)           There are no Proceedings (with respect to investigations, to the Company’s Knowledge) arising under any applicable Law as in effect on the date of this Agreement related to pollution or protection of human health or the environment (each, an “Environmental Claim”) that (i) as of the date of this Agreement are pending before any Governmental Entity or, to the Company’s Knowledge, threatened in a writing delivered to the Company or any Company Subsidiary, against the Company or any Company Subsidiary and (ii) seek to impose, or are reasonably expected to result in the imposition on the Company or any of the Company Subsidiaries of, any liability or obligation, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           To the Company’s Knowledge, there is no reasonable basis for any Environmental Claim that would impose any liability or obligation that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary (i)

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is in compliance with all applicable Laws as in effect on the date of this Agreement related to pollution or protection of human health or the environment, (ii) holds all Permits under such Laws as required for the conduct of its business as conducted on this date of this Agreement and (iii) is in compliance with such Permits.

(d)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Hazardous Materials have been Released in violation of Law, on, under or from any property currently or formerly owned or operated by the Company or any Company Subsidiary.

(e)           The Company has delivered or made available to Parent copies of all environmental site assessments relating to Owned Real Property or Leased Real Property that are in the possession of the Company or any Company Subsidiary prepared in the three (3) calendar years preceding the date of this Agreement.

(f)           Notwithstanding any provision of this Agreement to the contrary, the representations and warranties contained in this Section 4.15 and Section 4.5(c) constitute the sole and exclusive representations and warranties of the Company regarding environmental and health and safety matters, including liabilities or obligations, or compliance with Laws, relating thereto.

Section 4.16.  Insurance .  Section 4.16 of the Company Disclosure Schedule contains a complete and correct list as of the date of this Agreement of all insurance policies (by policy number and insurer) covering the Company or any Company Subsidiary, including self insurance, held by the Company and each Company Subsidiary, and any other Person (the “Insurance Policies”).  The Company and each of the Company Subsidiaries maintains insurance coverage against such risks and in such amounts as the Company believes to be customary for companies of similar size, in their geographic regions and in the respective businesses in which the Company and the Company Subsidiaries operate.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries, and to the Company’s Knowledge any other party to the Insurance Policies acquired by or on behalf of the Company or any Company Subsidiary, are in compliance with the terms and provisions of the Insurance Policies and all premiums due and payable with respect thereto have been paid and (ii) as of the date of this Agreement, neither the Company nor any Company Subsidiary, nor to the Company’s Knowledge any other Person, has received a notice of cancellation or termination of any Insurance Policy, other than such notices which are received in the ordinary course of business.

Section 4.17.  Affiliate Transactions.  There are no agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any officer, director, stockholder who, to the Company’s Knowledge, owns ten percent (10%) or more of any class or series of the Company’s capital stock, or Affiliate of the Company (other than the Company Subsidiaries), on the other hand, that has not been disclosed in the SEC Documents and are of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

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Section 4.18.  Restrictions on Business Combinations.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.7, the Company Board has taken all necessary action such that the restrictions imposed on business combinations by Section 203 of the DGCL are inapplicable to this Agreement and the Merger.  To the Company’s Knowledge, other than Section 203 of the DGCL, no so-called “moratorium”, “control share acquisition”, “fair price” or other state anti-takeover laws apply to this Agreement and the Transactions.

Section 4.19.  Opinion of Financial Advisor.  The Company Board has received the opinion of Jefferies & Company, Inc. (“Jefferies”), the Company’s financial advisor, to the effect that, as of the date of this Agreement, the Merger Consideration is fair from a financial point of view to the holders of Shares.  As of the execution of this Agreement, such opinion has not been withdrawn, rescinded, amended or superseded.  A copy of such opinion will be provided to Parent solely for information purposes as promptly as practicable after the date hereof.

Section 4.20.  Broker’s Fees.  Except for Jefferies and the fees and expenses payable to it (including amounts payable to it at the Closing), neither the Company nor any of the Company Subsidiaries nor any of their respective officers or directors on behalf of the Company or any of the Company Subsidiaries has employed any financial advisor, broker or finder in a manner that would result in any liability for any broker’s fees, commissions or finder’s fees in connection with any of the Transactions. The Company has delivered or made available to Parent prior to or simultaneously with the execution of this Agreement a complete and correct copy of the Company’s engagement letter with Jefferies.

Section 4.21.  Suppliers.  Set forth on Section 4.21 of the Company Disclosure Schedule is a complete and correct list of the ten (10) suppliers that accounted for the largest dollar volume of purchases by the Company and the Company Subsidiaries during the fiscal year ended April 1, 2012 (the “Major Suppliers”).  Neither the Company nor any Company Subsidiary has received any written notice during the twelve (12) months immediately preceding the date of this Agreement that any Major Supplier intends to cancel or otherwise materially modify its relationship with the Company and the Company Subsidiaries.

Section 4.22.  No Other Representations or Warranties.  Except for the representations and warranties expressly contained in this Article IV (giving effect to the Company Disclosure Schedule), neither the Company nor any other Person makes any express or implied representation or warranty on behalf of the Company.  The Company hereby disclaims any such other representation or warranty, whether by the Company, any Company Subsidiary, or any of their respective Representatives or any other Person, notwithstanding the delivery or disclosure to Parent, Merger Sub or any other Person of any documentation or other written or oral information by the Company, any Company Subsidiary or any of their respective Representatives or any other Person, and, in the absence of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from such delivery or disclosure, or Parent’s or Merger Sub’s use, of any such documentation or other information (including any information, documents, projections, forecasts, business plans or other material made available to Parent or Merger Sub in certain “data rooms”,

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confidential information memoranda (including supplements thereto), management presentations or other written materials provided to Parent in connection with the Transactions).

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1.  Corporate Organization.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, when aggregated with all other such failures, a material adverse effect on Parent’s or Merger Sub’s ability to perform its obligations under this Agreement or prevent the consummation of the Transactions (a “Parent Material Adverse Effect”).

Section 5.2.  Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions to be consummated by it. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it, have been duly authorized and approved by Parent and Merger Sub, and no other corporate action on the part of Parent, Merger Sub or their respective stockholders is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

Section 5.3.  Consents and Approvals; No Violations.

(a)           Except for (i) the filing of the Certificate of Merger with the Secretary of State and (ii) such other filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act (all of the foregoing collectively, the “Parent Required Governmental Approvals”), no consent or approval of, or filing, declaration or registration with, any Governmental Entity which has not been received or made is required to be obtained by or made by Parent, Merger Sub or any other Affiliate of

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Parent for the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it, other than such consents, approvals, filings, declarations or registrations that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           None of the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions to be consummated by it, and compliance by Parent and Merger Sub with any of the terms and provisions of this Agreement, will (i) violate any provision of the Certificate of Incorporation or By-Laws (or similar organizational documents with different names) of Parent or Merger Sub or (ii) assuming that the Parent Required Governmental Approvals are received or made, as the case may be, prior to the Effective Time, (x) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets or (y) violate, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Merger Sub under any note, bond, mortgage, indenture, deed of trust, license, permit, lease, contract, agreement or other instrument to which Parent or Merger Sub is a party, or by which either of them or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations,  losses of benefits, defaults, events, terminations, rights of termination or cancellation, accelerations or Lien creations as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4.  Merger Sub.

(a)           Merger Sub was formed solely for the purpose of engaging in the Merger and the other Transactions and has not engaged in any business activities or conducted any operations, in each case since the date of its incorporation other than in connection with the Merger and the other Transactions.

(b)           The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding.  All such issued and outstanding shares are owned beneficially and of record by Parent.

Section 5.5.  Sufficient Funds.  Prior to the date of this Agreement, Parent has delivered to the Company complete, correct and executed copies of all financing agreements and/or commitment letters (except that the fee amounts in the fee letters have been redacted) entered into in connection with this Agreement, including, (i) the equity commitment letter (the “Equity Commitment Letter”) to provide equity financing in an aggregate amount set forth therein (the “Equity Financing”) and (ii) the debt commitment letter(s) from GCI Capital Markets, LLC, Ares Capital Corporation and General Electric Capital Corporation (collectively, the “Debt Financing Sources”) dated as of the date hereof (the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Financing Commitments”), pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided to Parent, debt financing in an aggregate amount set forth therein (the “Debt Financing”, and together with the Equity Financing, the “Financing”)  in connection with

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the financing of the Transactions, including all exhibits, schedules or amendments thereto (except that fee amounts in the fee letters have been redacted), which as of the date hereof, have not been amended or modified (and no such amendment or modification is contemplated) and the commitments contained in such letters have not been withdrawn or rescinded in any respect.  As of the date hereof, the Financing Commitments are in full force and effect, are legal, valid and binding obligations of Parent and, to Parent’s Knowledge, the other parties thereto, and are enforceable in accordance with their terms against Parent and Merger Sub, as applicable, and, to Parent’s Knowledge, the other parties thereto (in each case, as may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and general principles of equity).  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under the Financing Commitments.  The aggregate proceeds contemplated by the Financing Commitments, when funded in accordance with their terms (in the case of the Debt Financing, at the maximum amount of the term loan facility contemplated by the Debt Commitment Letters), together with Immediately Available Cash in an amount not less than the Minimum Cash Amount, will be sufficient for Parent and Merger Sub to consummate the Transactions (including sufficient funds to pay the aggregate Merger Consideration pursuant to Article III, to make all payments in respect of the Company Options pursuant to Section 3.4, to pay all amounts which become payable under the Benefit Plans solely as a result of the Transactions, to perform Parent’s and Merger Sub’s other obligations under this Agreement, and to pay all fees, expenses and other amounts related to the Transactions or the Financing payable by either of them).  The Financing Commitments contain all of the conditions precedent or other contingencies to the obligations of the parties thereunder to make Financing available to Parent and Merger Sub on the terms therein, and as of the date hereof, Parent and Merger Sub have no reason to believe that any of the conditions precedent to the Financing will not be satisfied in connection with the consummation of the Transactions or that the Financing will not be available to Merger Sub on the Closing Date.  Parent and Merger Sub have obtained the consent of the lenders under the Financing Commitments to publicly file the Financing Commitments with the SEC if requested by the SEC or required by Law (provided that all fee amounts in the fee letters shall be redacted).  Parent and Merger Sub shall comply with and accept any “flex” terms contained in any of the Financing Commitments as may be necessary to complete the Financing.

Section 5.6.  Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy in all material respects of the representations and  warranties of the Company set forth in Article III hereof (for such purposes, such representations  and warranties shall be true and correct in all material respects without giving effect to any “knowledge”, materiality or “Company Material Adverse Effect” qualification or exception), (iii) estimates, projections or forecasts provided by the Company to Parent prior to the date hereof were prepared in good faith on assumptions that were, at the time of preparation and the date of this Agreement, reasonable, and (iv) Immediately Available Cash in an amount not less than the Minimum Cash Amount, and after giving effect to all of the Transactions (including the Financing (and any other repayment or refinancing of debt that may be contemplated in the Financing Commitments), the payment of the aggregate Merger Consideration pursuant to Article III, the payments in respect of the Company Options pursuant

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to Section 3.4, and payment of all fees, expenses and other amounts related to the Transactions or the Financing), and immediately after the consummation of the Transactions, each of Parent and the Surviving Corporation (i) will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts and other liabilities (including a reasonable estimate of the amount of all contingent liabilities) as they become due; and (ii) shall not have an unreasonably small amount of capital to carry on the businesses in which is it engaged or proposed to be engaged. For all purposes of this Agreement, clauses (i) and (ii) shall mean that each of Parent and the Surviving Corporation will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.7.  Ownership of Shares.  Each of Parent, Merger Sub and the other Affiliates of Parent is not, nor at any time during the last three (3) years has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.  None of Parent, Merger Sub and the other Affiliates of Parent beneficially owns any Shares.

Section 5.8.  Other Agreements.  As of the date hereof, neither Parent, Merger Sub nor any other Affiliate of Parent has entered  (or committed to enter) into any agreement or arrangement with (i) any officer or director of the Company in connection with any of the Transactions or otherwise or (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or agrees to vote against (or refrain from voting in favor of) any Superior Proposal.

Section 5.9.  Litigation.  Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) for any litigation (or threatened litigation) concerning this Agreement, any of the Transactions, or any agreement or arrangement referred to in Section 5.8, there is no Proceeding (with respect to investigations, to the Parent’s Knowledge) pending or, to Parent’s Knowledge, threatened in a writing delivered to Parent, Merger Sub or any of their respective Subsidiaries, against Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets or any of their respective officers or directors (in their capacity as officers or directors of Parent or Merger Sub or any of their respective Subsidiaries) before any Governmental Entity.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor Merger Sub is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity.

Section 5.10.  Acknowledgments of Parent and Merger Sub.  Each of Parent and Merger Sub acknowledges, understands and agrees to Section 4.22 and acknowledges and agrees that (i) Parent has conducted its own independent investigation and analysis of the business, assets, condition and operations of the Company and its Subsidiaries and (ii) in entering into this Agreement, it, in the absence of fraud, has relied solely upon Parent’s own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement.  Without limitation of the foregoing, in connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Representatives, Parent and Merger Sub and their respective Representatives have received and may continue to receive after the date hereof from the Company and its Representatives certain

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estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Accordingly, each of Parent and Merger Sub acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (ii) in the absence of fraud, Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), (iii) in the absence of fraud, Parent and Merger Sub will have no claim against the Company or any of the Company Subsidiaries, or any of their respective Representatives with respect thereto and (iv) none of the Company or any of the Company Subsidiaries, nor any of their respective Representatives, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

Section 5.11.  Broker’s Fees.  Neither Parent nor Merger Sub nor any of their Affiliates, nor any of their respective officers or directors on behalf of Parent or Merger Sub or any of their Affiliates, has employed any financial advisor, broker or finder in a manner that would result in any liability for the Company or any of the Company Subsidiaries for any broker’s fees, commissions or finder’s fees in connection with any of the Transactions if the Closing does not occur.

Section 5.12.  No Other Representations or Warranties.  Except for the representations and warranties expressly contained in this Article V, neither Parent nor merger sub nor any other Person makes any express or implied representation or warranty on behalf of the parent or merger sub.  parent and merger sub hereby disclaim any such other representation or warranty, whether by parent, merger sub, or any of their respective Representatives or any other Person.

ARTICLE VI
COVENANTS

Section 6.1.  Conduct of Businesses Prior to the Effective Time.  Except as (w)  expressly contemplated by the Company’s annual budget for the current fiscal year, a true and complete copy of which has been delivered to Parent prior to the date of this Agreement (the “Annual Budget”) (x) set forth in Section 6.1 of the Company Disclosure Schedule, (y) expressly contemplated, required or permitted by this Agreement, or (z) required by Law, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve substantially intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key

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employees.  Without limiting the generality of the foregoing, and except as (w) expressly contemplated by the Company’s Annual Budget (x) set forth in Section 6.1 of the Company Disclosure Schedule, (y) expressly contemplated, required or permitted by this Agreement, or (z) required by Law, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company shall not, and shall not permit any of the Company Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned other than a consent requested to pursuant to Sections 6.1(a), (b), (c), (f), (g) or (p), which may be withheld by Parent in its sole discretion) (it being understood and agreed that if any action is permitted by any of the following subsections, such action shall be permitted under the first sentence of this Section 6.1):

(a)           (i)           issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, grant, disposition or pledge or other encumbrance of, any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, other than (x) upon exercise of Company Options outstanding on the date hereof and (y) with respect to any such shares of capital stock or other securities of the Company Subsidiaries, in connection with Liens arising under the Company Credit Agreement, (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock, other than (x) purchases or other acquisitions that are holdbacks for tax withholding pursuant to the terms of Benefit Plans in effect on the date of this Agreement and (y) pursuant to agreements in force on the date of this Agreement set forth in Section 6.1(a) of the Company Disclosure Schedule, or (iii) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other distribution in respect of any Shares, or otherwise make any payments to stockholders in their capacity as such, other than (x) dividends declared or paid by any Company Subsidiary to any wholly-owned Company Subsidiary or to the Company and (y) regular quarterly cash dividends at an annual rate equal to $0.32 per share, paid to the holders of Shares (but only for the quarters ending July 23, 2012 and, if prior to the Effective Time, October 16, 2012) or actions with respect to such dividends (including the establishment of any record date therefor);

(b)           except (x) to the extent contemplated by the Company’s capital expenditure budget for the current fiscal year, a true and complete copy of which has been delivered to Parent prior to the date of this Agreement (the “Capital Expenditure Budget”) or (y) pursuant to plans disclosed in Section 6.1(b) of the Company Disclosure Schedule, (i) incur or guaranty any indebtedness for borrowed money, (ii) incur any liabilities under capital leases, in any such case for an amount in excess of $25,000 or (iii) make any loans or advances to any Person (other than the Company or a wholly-owned Company Subsidiary and other than advances of expenses to employees in the ordinary course of business consistent with past practice);

(c)           (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets which individually or in the aggregate have a net book value in excess of

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$1,000,000 to any Person (other than the Company or a wholly-owned Company Subsidiary), or (ii) sell, assign, transfer, encumber or otherwise dispose of any material Intellectual Property, or (iii) cancel, release or assign any indebtedness in excess of $1,000,000 individually or $2,000,000 in the aggregate owed to the Company or any Company Subsidiary, except in any such case (x) sales or other dispositions of properties or assets (including any material Intellectual Property) in the ordinary course of business consistent with past practice, (y) pursuant to agreements in force at the date of this Agreement set forth in Section 6.1(c) of the Company Disclosure Schedule or renewals of any such agreements or (z) pursuant to plans disclosed in Section 6.1(c) of the Company Disclosure Schedule;

(d)           make any material acquisition or investment, whether by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets, of or in any Person (other than a wholly-owned Company Subsidiary), except in any such case (i) for purchases of food, raw goods and supplies or other ordinary course purchases in connection with the day-to-day operations of the Company and the Company Subsidiaries, (ii) to the extent contemplated by the Capital Expenditure Budget, (iii) pursuant to agreements in force at the date of this Agreement set forth in Section 6.1(d) of the Company Disclosure Schedule or renewals of any such agreement, (iv) pursuant to plans disclosed in Section 6.1(d) the Company Disclosure Schedule or (v) such other acquisitions and investments as do not exceed $1,000,000 in the aggregate;

(e)           (A) (i) increase the rate or modify the terms of compensation or benefits payable by the Company or any of the Company Subsidiaries to any of their respective current or former directors, officers or employees, (ii) grant, commit to pay or increase the rate or terms of any bonus, pension, severance or other employee benefit plan, policy, agreement or arrangement with, for or in respect of any of their respective current or former directors, officers or employees, or (iii) hire any new employees with an annual base salary in excess of $200,000 (for the avoidance of doubt, such new employees shall include employees for the position of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or General Counsel of the Company), except in the case of (i) and (ii) with respect to current individual officers or employees (I) in the ordinary course of business consistent with past practice or (II) non-material discretionary bonuses and raises (but in each case of (I) and (II) excluding any severance arrangement or changes to any severance arrangement), (B) enter into or authorize any new employment, change of control, bonus, severance, retention, retirement, collective bargaining or similar agreement with any person, (C) issue, grant or commit to issue or grant any equity or equity-based awards that may be settled in Shares or any other securities of the Company or Company Subsidiaries, (D) accelerate the vesting or payment of, take any action to fund, any compensation or benefits, or (E) terminate, materially increase the benefits under, renew or materially amend any existing, or adopt any new, Benefit Plans, except in any such case ((A)-(E)) for any action (x) required pursuant to the terms of plans or agreements in effect on the date of this Agreement, (y) required by Law or (z) subject to the penultimate proviso to this Section 6.1, reasonably necessary for the continuation of the business of the Company and the Company Subsidiaries in the ordinary course with respect to any unforeseen (as of the date of this Agreement) emergency or disaster (e.g. fire or flood) (“Emergencies”);

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(f)           amend or propose any amendments to the Company Certificate or Company By-Laws or any Company Subsidiary’s certificate of incorporation or by-laws or equivalent organizational documents;

(g)           adopt or enter into a plan of complete or partial liquidation or dissolution of the Company or any Company Subsidiary;

(h)           except as required by GAAP or applicable Law or except as would not reasonably be expected to have a Company Material Adverse Effect, change any Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, file any amended Tax Return, enter into any Tax closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in liability or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(i)           except as required by GAAP or applicable Law, make any change in accounting policies or procedures;

(j)           except as reasonably incurred for the continuation of the business of the Company and the Company Subsidiaries in the ordinary course with respect to any Emergency (but subject to the penultimate proviso to this Section 6.1), make, or make any commitment with respect to, any single capital expenditure in excess of $500,000 or capital expenditures for the Company and the Company Subsidiaries in excess of $1,000,000 in the aggregate, except for capital expenditures that are contemplated by the Capital Expenditure Budget (including any contingencies therein);

(k)           enter into any new line of business;

(l)           except for payments by an insurer on behalf of the Company and/or any Company Subsidiary, settle, release, waive or compromise any pending or threatened Proceeding (x) for an amount in excess of $2,000,000 with respect to a Proceeding or series of similar or related Proceedings or $3,000,000 for all Proceedings or (y) entailing the incurrence of obligations that would impose material restrictions on the operations of the Company and the Company Subsidiaries or the release or waiver of rights that would have a material impact on the business and operations of the Company and the Company Subsidiaries;

(m)           fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice in all material respects, provided, that upon expiration of any such policies, the Company shall only be required to use commercially reasonable efforts to replace such policies in such form and amounts consistent with past practice;

(n)           except (x) in the ordinary course of business consistent with past practice, (y) pursuant to plans disclosed in Section 6.1(n) of the Company Disclosure Schedule or (z) with respect to actions taken in connection with any settlement, release, waiver or compromise not prohibited under Section 6.1(l), (A) enter into, terminate or materially amend or modify any Material Contract or Contract that, if in effect on the date hereof, would have been a Material

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Contract, (B) waive any term of or any material default under, or liability or obligation owing to the Company or any Company Subsidiary under, any Material Contract, or (C) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Merger or the other Transactions;

(o)           except in response to any Emergency, implement or announce any material reduction in labor force, mass lay-offs or restaurant closings;

(p)           except where the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel) that the failure to pursue such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board, amend or modify the engagement letter with Jefferies or engage other investment bankers, financial advisors, finders or brokers in connection with the Transactions; provided that any change in the structure or base amount of Jefferies’ fees for its services shall require Parent’s prior written consent; or

(r)           make any commitment to take any of the actions prohibited by this Section 6.1;

provided, that the amount of funds that the Company may spend in connection with any Emergency as permitted under Sections 6.1(e) and (j) above shall not exceed $1,000,000 in the aggregate without Parent’s prior written consent.

Without in any way limiting the rights or obligations of any party hereto under this Agreement, the parties hereto acknowledge and agree that (i) nothing in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of the Company Subsidiaries prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 6.2.  No Solicitation.

(a)           During the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on the fortieth (40th) day following the date of this Agreement (such time and date, the “Solicitation Period End Time”), the Company, the Company Subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit and facilitate Alternative Proposals from any other Person or group of Persons (including, following entry by such Person(s) into an Acceptable Confidentiality Agreement (unless such Person(s) is/are subject to a confidentiality agreement with the Company entered into prior to the date of this Agreement; it being understood that the Company shall have the right to waive any provision with respect to submission of Alternative Proposals or amendments thereto), by way of furnishing to such Person(s) and its/their Representatives, Affiliates and prospective financing sources non-public information concerning, and affording such Person(s) and its/their Representatives, Affiliates and prospective financing sources access to, the Company, the Company Subsidiaries and their businesses, properties, assets, books and records); provided, however, that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or the Company Subsidiaries that is

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made available to such Person(s) which was not previously made available to Parent and Merger Sub; and (ii) enter into and maintain or continue substantive discussions or negotiations with respect to Alternative Proposals or otherwise cooperate with or assist or participate in, or facilitate, any inquiries, proposals, substantive discussions or negotiations regarding an Alternative Proposal.

(b)           After the Solicitation Period End Time until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company agrees that (i) the Company shall not, and shall cause the Company Subsidiaries and its and their respective officers, directors and employees not to, and neither the Company nor any of the Company Subsidiaries shall authorize any of their other respective Representatives to, directly or indirectly, initiate, propose, solicit or knowingly facilitate (including by way of furnishing non-public information or granting any waiver, amendment or release under any standstill agreement or takeover laws; it being understood that the Company shall have the right to waive any provision to permit the submission of Alternative Proposals or amendments thereto privately to the Company Board or its Representatives) the making of any inquiry, proposal or offer that constitutes, or is reasonably expected to lead to, an Alternative Proposal from any Person or group of Persons or engage in any discussions (other than discussions for the purpose of informing any Person(s) of the Company’s obligations set forth in this Agreement relating to this Section 6.2) or negotiations with, or provide any non-public information to, any Person or group of Persons in connection with or for the purpose of facilitating an Alternative Proposal, and (ii) immediately following the Solicitation Period End Time, the Company shall cease, and shall cause the Company Subsidiaries and its and their respective officers, directors and employees to cease, and the Company and the Company Subsidiaries shall instruct their other respective Representatives to cease, any and all existing solicitation, discussions (other than discussions for the purpose of informing any Person(s) of the Company’s obligations set forth in this Agreement relating to this Section 6.2) or negotiations by or on behalf of the Company with any Person(s) conducted theretofore with respect to any Alternative Proposal.  Notwithstanding the foregoing, the Company, the Company Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 6.2(a) after the Solicitation Period End Time with respect to any Person or group of Persons that has made, and not withdrawn, an Alternative Proposal prior to the Solicitation Period End Time if, in the good faith judgment of the Company Board (after consultation with the Company’s financial advisor and outside counsel), such Alternative Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (such Person or group of Persons, an “Excluded Person”); provided, however, that any such Person or group of Persons shall cease to be an Excluded Person immediately at such time, if any, as the Alternative Proposal made by such Person(s) is withdrawn or terminates (it being understood and agreed that any modification or amendment or such Alternative Proposal shall not constitute the withdrawal or termination thereof).  Promptly (and in any event within forty-eight (48) hours thereafter) following the Solicitation Period End Time, the Company shall deliver to Parent a written summary of the material terms and conditions (including the basic financial terms) of the Alternative Proposal made by each Excluded Person (without identifying such Excluded Person).  Following the Solicitation Period End Time, the Company shall use commercially reasonable efforts to keep Parent reasonably informed of the status and material terms and conditions (including any change agreed to in writing to the financial terms or any other material term thereof) or developments of any such Alternative Proposal.

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(c)           Notwithstanding any provision of this Agreement to the contrary (but subject to the second sentence of Section 6.2(b)), after the Solicitation Period End Time until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company (directly or through its Representatives) may:

(i)           until receipt of the Company Stockholder Approval, engage in substantive discussions or negotiations with a Person or group of Persons that makes an unsolicited bona fide written Alternative Proposal (provided that such Alternative Proposal does not arise from any material breach of the restrictions in Section 6.2(b)) and may furnish to such Person(s) and its/their Representatives information concerning, and may afford such Person(s) and its/their Representatives access to, the Company and the Company Subsidiaries and their businesses, properties, assets, books and records, if (x) in the good faith judgment of the Company Board (after consultation with the Company’s financial advisor and outside counsel), such Alternative Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, and (y) prior to furnishing such information or access to, or entering into substantive discussions (except as to the existence of this Section 6.2 or to ask such Person(s) to clarify the terms and conditions of such Alternative Proposal) or negotiations with, such Person(s), (A) the Company receives from such Person(s) an executed Acceptable Confidentiality Agreement (or such Person(s) is/are subject to a confidentiality agreement with the Company entered into prior to the Solicitation Period End Time; it being understood that the Company shall have the right to waive any provision to permit the submission of Alternative Proposals or amendments thereto privately to the Company Board or its Representatives) and (B) the Company promptly (and in any event within forty-eight (48) hours) notifies Parent to the effect that it intends to furnish information or access to, or intends to enter into substantive discussions or negotiations with, such Person(s); provided, however, that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or the Company Subsidiaries that is made available to such Person(s) which was not previously made available to Parent and Merger Sub;

(ii)           comply with Rules 14e-2 and 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a tender or exchange offer (after consultation with the Company’s outside counsel); provided, however, that any such disclosure (other than any communication contemplated by Section 6.2(c)(iii) below) shall be deemed to be a Change in Recommendation (as defined in Section 6.2(d) below) unless the Company Board expressly publicly reaffirms its approval and recommendation of the Merger and this Agreement within five (5) Business Days following any written request by Parent or, in the case of the commencement of any Alternative Proposal pursuant to Regulation 14D under the Exchange Act (a “Tender Offer Commencement”), prior to the later of the fifth (5th) Business Day following any written request by Parent or the tenth (10th) Business Day following such commencement); provided, further, that if such request is made at least five (5) Business Days prior to the Stockholders’ Meeting, any such reaffirmation must be made at least two (2) Business Days prior to the date of the Stockholders Meeting;

(iii)           make “stop-look-and-listen” communications with respect to an Alternative Proposal of the nature contemplated by Rule 14d-9(f) under the Exchange Act; and

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(iv)           make any other disclosure to the Company’s stockholders, and take any other action, if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to make such disclosure or take such other action which would reasonably be expected to be inconsistent with applicable Law; provided, however, that any such disclosure shall be deemed to be a Change in Recommendation unless the Company Board expressly publicly reaffirms its approval and recommendation of the Merger and this Agreement within five (5) Business Days following any written request by Parent, or, in the case of a Tender Offer Commencement, prior to the later of the fifth (5th) Business Day following any written request by Parent or the tenth (10th) Business Day following such commencement); provided, further, that if such request is made at least five (5) Business Days prior to the Stockholders’ Meeting, any such reaffirmation must be made at least two (2) Business Days prior to the date of the Stockholders Meeting.

(d)           Except as expressly contemplated by clause (y) of the proviso in Section 2.6(a)(ii) or subsections (i) and (ii) of this Section 6.2(d), the Company Board may not (i) withdraw, qualify or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board of the Merger or this Agreement, or fail to include such approval or recommendation in the Proxy Statement or reaffirm such approval and recommendation within five (5) Business Days after Parent’s written request (or, in the case of a Tender Offer Commencement, prior to the later of the fifth (5th) Business Day following any written request by Parent or the tenth (10th) Business Day following such commencement), (ii) approve or recommend to the stockholders of the Company an Alternative Proposal or fail to publicly recommend against any Alternative Proposal within five (5) Business Days after Parent’s written request (or, in the case of a Tender Offer Commencement, prior to the later of the fifth (5th) Business Day following any written request by Parent or the tenth (10th) Business Day following such commencement) (any action described in the foregoing clause (i), this clause (ii), clause (y) of the proviso in Section 2.6(a)(ii) or as set forth below in subsections (i)(x), (i)(y), (ii)(x) or (ii)(y) of this Section 6.2(d), a “Change in Recommendation”) or (iii) cause the Company or any of the Company Subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Alternative Proposal (other than an Acceptable Confidentiality Agreement).  Notwithstanding the foregoing:

(i)           until sixty (60) hours after the Solicitation Period End Time, if the Company Board (after consultation with the Company’s financial advisor and outside counsel) determines in good faith that (A) any Alternative Proposal referred to in Section 6.2(a) constitutes a Superior Proposal and (B) the Company shall have complied in all material respects with all of its obligations under this Section 6.2, the Company Board may take one or more of the actions below:

(x)           withdraw, qualify or modify its approval or recommendation of the Merger and this Agreement;

(y)           approve or recommend such Superior Proposal; and

(z)           cause the Company or any of the Company Subsidiaries to enter into a binding written agreement with respect to such Superior Proposal (a “Go-Shop Superior Proposal Agreement”) (and take the actions contemplated by Section 4.18 in connection

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therewith); provided, that the Company must terminate this Agreement in accordance with Section 8.1(c) before or simultaneously with, entering into such Go-Shop Superior Proposal Agreement;

provided, however, that (A) prior to taking such actions, the Company shall give Parent at least forty-eight (48) hours notice thereof (which notice shall state that the Company has received a Superior Proposal, attaching the latest draft of the Go-Shop Superior Proposal Agreement and the other agreements (if any) relating to the terms and conditions of the Superior Proposal (in each case, with any identifying information redacted), which notice need only be given once with respect to any Superior Proposal, unless such Superior Proposal is modified in any material respect (it being agreed that any change in purchase price shall be deemed a material revision) in which case a new notice shall be delivered to Parent pursuant to this Section 6.2(d) and a new 48-hour period shall be commenced upon the delivery of such new notice); (B) within the Notice Period, the Company, shall, and shall cause its financial and legal advisors to, negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Alternative Proposal would cease to constitute a Superior Proposal and (C) if within such forty-eight (48) hour period, Parent makes a bona fide offer that the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside counsel) would render such Alternative Proposal no longer a Superior Proposal (taking into account, among other things, (I) the terms of such offer and (II) such legal, financial, regulatory, timing, financing, conditionality (i.e. closing conditions) and other aspects of such offer and the Merger which the Company Board deems relevant (including any stockholder litigation in connection with the Merger)), and Parent agrees in writing to all adjustments in the terms and conditions of this Agreement as are necessary to reflect such offer, then the Company’s notice of termination with respect to such Superior Proposal shall be deemed to be rescinded and of no further force and effect and the parties hereto shall promptly modify this Agreement in accordance with such adjustment; and

(ii)           from the Solicitation Period End Time until receipt of the Company Stockholder Approval, if the Company Board (after consultation with the Company’s financial advisor and outside counsel) determines in good faith that (A) any Alternative Proposal referred to in clause (i) of Section 6.2(c) or any Alternative Proposal submitted by an Excluded Person constitutes a Superior Proposal, (B) the Company shall have complied in all material respects with all of its obligations under this Section 6.2 and (C) the failure to take one or more of the actions below would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law, the Company Board may take one or more of the actions below:

(x)           withdraw, qualify or modify its approval or recommendation of the Merger and this Agreement;

(y)           approve or recommend such Superior Proposal; and

(z)           cause the Company or any of the Company Subsidiaries to enter into a binding written agreement with respect to such Superior Proposal (a “No-Shop Superior Proposal Agreement”) (and take the actions contemplated by Section 4.18 in connection therewith); provided, that the Company must terminate this Agreement in accordance with

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Section 8.1(c) before, or simultaneously with, entering into such No-Shop Superior Proposal Agreement;

provided, however, that (A) prior to taking such actions, the Company shall give Parent at least seventy-two (72) hours prior written notice (the “Notice Period”) thereof (which notice shall state that the Company has received a Superior Proposal, attaching the latest draft of the No-Shop Superior Proposal Agreement and the other agreements (if any) relating to the terms and conditions of the Superior Proposal (in each case, with any identifying information redacted), which notice need only be given once with respect to any Superior Proposal, unless such Superior Proposal is modified in any material respect (it being agreed that any change in purchase price shall be deemed a material revision), in which case a new notice shall be delivered to Parent pursuant to this Section 6.2(d) and a new Notice Period shall be commenced upon the delivery of such new notice, subject to the final sentence of this Section 6.2(d)(ii)); (B) within the Notice Period, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Alternative Proposal would cease to constitute a Superior Proposal; and (C) if, within the Notice Period, Parent makes a bona fide offer that the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside counsel), (x) would render such Alternative Proposal no longer a Superior Proposal (taking into account, among other things, (I) the terms of such offer and (II) such legal, financial, regulatory, timing, financing, conditionality (i.e., closing conditions) and other aspects of such offer and the Merger which the Company Board deems relevant (including any stockholder litigation in connection with the Merger)), and Parent agrees in writing to all adjustments in the terms and conditions of this Agreement as are necessary to reflect such offer, then the Company’s notice of termination with respect to such Superior Proposal shall be deemed to be rescinded and of no further force and effect and the parties hereto shall promptly modify this Agreement in accordance with such adjustments.  Notwithstanding the foregoing, in the event that the Company gives Parent at least seventy-two (72) hours’ notice of a Superior Proposal as provided above in this Section 6.2(d)(ii), then any subsequent notice of termination given by the Company under this Section 6.2(d)(ii) shall require only a Notice Period of at least forty-eight (48) hours before taking effect.

(e)           After the Solicitation Period End Time until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company shall promptly (within forty-eight (48) hours) advise Parent in writing of the receipt of any Alternative Proposal, and any inquiry or request for information from, or any negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or its or their Representatives concerning an Alternative Proposal.  The Company’s notice shall include a written summary of the material terms and conditions (including the basic financial terms) of such Alternative Proposal, inquiry or request (in each case, with any identifying information redacted).  The Company shall use commercially reasonable efforts to keep Parent reasonably informed of the status and material terms and conditions (including any change agreed to in writing to the financial terms or any other material term thereof) or developments of any such Alternative Proposal, inquiry or request.

(f)           Notwithstanding anything to the contrary in this Agreement, in no event shall Parent (i) make more than four (4) requests to the Company Board to publicly reaffirm its

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approval and recommendation of the Merger and this Agreement or (ii) make any such request prior to the Solicitation Period End Time.

(g)           The Company agrees that in the event any of the Company Subsidiaries or its or their directors, officers or employees takes any action which, or if the Company shall have authorized, knowingly encouraged or knowingly facilitated any of its other Representatives to take any action which, if taken by the Company, would constitute a breach of this Section 6.2, the Company shall be deemed to be in breach of this Section 6.2; provided, however, that, if any such action (i) is taken by an employee (other than a director or officer) of the Company or any of the Company Subsidiaries and (ii) does not result in a Change in Recommendation, then, notwithstanding any provision of this Agreement to the contrary, the Company shall in no event be deemed be in breach of its obligations under this Section for purposes of Section 7.2(a), Article VIII, or otherwise.

Section 6.3.  Publicity.  The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Parent and the Company. Thereafter, so long as this Agreement is in effect, none of the Company, Parent or any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or any of the other Transactions without the prior written approval of the Company and Parent, except as may be required by Law or by any listing agreement with a securities exchange as determined in the good faith judgment of the party wanting to make such release or announcement based on the advice of counsel.  For the avoidance of doubt, the Company shall not be required to obtain the prior written approval of Parent in connection with any press release or public announcement that the Company Board has taken any action in accordance with (A) clause (y) of the proviso in Section 2.6(a)(ii), (B) the proviso in Section 2.6(a)(iii), (C) Section 6.2(a) or (D) Section 6.2(d).

Section 6.4.  Access to Information.

(a)           During the period prior to the Effective Time, the Company shall afford to the officers, employees, accountants, counsel and other Representatives of Parent access to senior executives of the Company to answer Parent’s questions concerning the business, operations and affairs of the Company and the Company Subsidiaries and access to the Company’s and each of the Company Subsidiaries’ properties, books, contracts, commitments and records, in each case, as reasonably requested by Parent; provided, that in each case, such access shall be given at reasonable times and upon reasonable notice and Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business, operations or personnel of the Company or the Company Subsidiaries (it being agreed that such access shall in no way include any Phase II environmental investigation or other invasive procedure or investigation, including any sampling, testing or the removal of materials from the offices and properties of the Company).  Notwithstanding any provision of this Agreement to the contrary, neither the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information if such access or disclosure would violate any confidentiality obligation, jeopardize the work product privilege or the attorney-client privilege of the institution in possession or control of such information, compromise the value of any trade secret, or contravene any Law (including antitrust laws), fiduciary duty or binding agreement entered into prior to the date of this Agreement.

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(b)           Without limitation of the foregoing, all requests for access shall be made to such Representatives of the Company as it shall designate, who shall be solely responsible for coordinating all such requests and access thereunder.  Prior to the Effective Time, each of Parent and Merger Sub shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with the respective employees of the Company and the Company Subsidiaries regarding the businesses of the Company and the Company Subsidiaries, this Agreement or any of the Transactions without first obtaining the consent of the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned).

(c)           The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 6.4(a), and neither Merger Sub nor Parent may rely on the accuracy of any such information, other than as expressly set forth in the Company’s representations and warranties in Article IV.

(d)           The information provided pursuant to Section 6.4(a) will be used solely for the purpose of effecting the Transactions and will be governed by the terms of the Confidentiality Agreement.

Section 6.5.  Further Assurances; Regulatory Matters.

(a)           Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall, and Parent shall cause Merger Sub to, cooperate with each other and use (and shall cause its Subsidiaries to use) commercially reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger or the other Transactions and, subject to the conditions set forth in Article VII, to consummate the Transactions as promptly as practicable and (ii) promptly to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use commercially reasonable efforts to obtain, as soon as practicable after the date of this Agreement, all necessary permits, consents, approvals and authorizations of all Governmental Entities and other Persons necessary or advisable in connection with consummating the Transactions, including the Company Required Governmental Approvals and Parent Required Governmental Approvals (it being understood that (A) the failure to obtain any such permits, consents, approvals and authorizations shall not constitute a breach by the Company of its obligations under this Section 6.5(a) provided that the Company shall have used, and shall have caused each of the Company Subsidiaries to use, its commercially reasonable efforts to obtain such permits, consents, approvals and authorizations (it being understood that in connection with such efforts, neither the Company nor any Company Subsidiary shall be required to pay any fee or incur any other liabilities or obligations prior to the Effective Time) and (B) neither the Company, any Company Subsidiary or any of their respective Representatives shall agree to make any payment, incur any liability or make any material amendment to the terms of any applicable Contract in order to obtain any such any such permits, consents, approvals and authorizations without Parent’s prior written approval).  Without limiting the generality of the foregoing provisions of this Section 6.5(a), each party shall, within ten (10) Business Days after the execution of this Agreement, file the Notification and Report Form and related documents under the HSR Act and its associated regulations, and shall, as promptly as practicable, file all necessary documentation required pursuant to additional requests

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for information to obtain termination of applicable waiting periods for the Transactions under the HSR Act.

(b)           In furtherance and not in limitation of the covenants of the parties hereto contained in Section 6.5(a), each of the parties hereto shall use (and Parent shall cause its Affiliates to use) commercially reasonable efforts to resolve all objections, if any, to the Transactions by any Governmental Entity under the HSR Act and ensure the expiration of all waiting periods under the HSR Act, including reaching an agreement, settlement or consent providing for divestiture, a “hold separate” agreement, contractual undertakings with third Persons or any other relief with the Governmental Entity investigating the Merger or any of the other Transactions.  In connection with the foregoing, if any  Proceeding, including any Proceeding by a private Person, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of the HSR Act or any other antitrust Law or other Law in any jurisdiction, the parties hereto shall cooperate with each other and use (and Parent shall cause its Affiliates to use) their respective commercially reasonable efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any judgment or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the Transactions, including defending through litigation on the merits any claim asserted in any such Proceeding by any Person.

Section 6.6.  Employee Benefit Plans.

(a)           Subject to Section 6.6(e), Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and perform in accordance with their terms all the Benefit Plans.

(b)           Notwithstanding any provision of this Agreement to the contrary, for a period ending on the twelve (12)-month  anniversary of the Closing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, provide employees of the Surviving Corporation and its Subsidiaries with base salary or base wages and annual and quarterly incentive compensation opportunities that are no less favorable to the base salary or base wages and annual and quarterly incentive compensation opportunities such employee received immediately prior to the Closing and other material employee benefits which, in the aggregate, are substantially comparable to the compensation and employee benefits (excluding any equity based compensation or benefits or other long-term incentive compensation) in effect for such employees under Benefit Plans of the Company or any of the Company Subsidiaries immediately prior to the Closing.

(c)           Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) credit all service with the Company and any of the Company Subsidiaries (including service recognized by the Company or any of the Company Subsidiaries for service with other Persons) for all purposes (other than benefit accrual under a “defined benefit plan” within the meaning of Section 3(35) of ERISA) under any employee benefit plan, policy or program applicable to employees of the Surviving Corporation or any of its Subsidiaries after the Closing to the same extent such service was recognized under a comparable Benefit Plan as of the Closing Date, (ii) use commercially reasonable efforts to waive any waiting period, pre-existing condition or limitation or exclusion and any actively-at-work requirement with respect

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to employees of the Company or any of the Company Subsidiaries and their dependents under any group health plan or other welfare benefit plan to the extent such pre-existing condition or limitation or exclusion  or actively at work requirement was satisfied under the Benefit Plan as of the Closing Date , and (iii) to the extent a new replacement health plan is implemented during the plan year in the Closing Date occurs,  recognize the dollar amount of all expenses incurred by employees of the Company or any of the Company Subsidiaries and their dependents in the plan year in which the Closing occurs for purposes of deductibles, co-payments and maximum out-of pocket limits under any group health plan.  Notwithstanding the foregoing, nothing in this Section 6.6 shall be construed to require crediting of service that would result in duplication of benefits.

(d)           Without limiting the foregoing provisions of this Section 6.6, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, pay severance benefits to persons who were employees of the Company or any of the Company Subsidiaries as of the  Effective Time and whose employment with the Company, the Surviving Corporation or any of their respective Subsidiaries is involuntarily terminated within twelve (12) months following the Effective Time in amounts no less favorable than the amount of severance benefits to which such persons would have been entitled under the terms of the Company’s or the Company Subsidiaries’ severance plans, programs, policies and agreements as set forth on Section 6.6(d) of the Company Disclosure Schedule.

(e)           The Parties agree that nothing herein expressed or implied  (i) is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Section 6.6, (ii)  shall create any right  to continued employment with the Company, any of its subsidiaries, Parent or the Surviving Company, (iii) shall interfere with Parent’s right to amend, modify or terminate any Benefit Plan or to terminate the employment of any employee of the Company or its subsidiaries for any reason (or no reason) after the Effective Time, or (iv) shall be an amendment to any Benefit Plan, or benefit plan or arrangement of the Parent, its subsidiaries, or the Surviving Company.

Section 6.7.  Indemnification and Insurance.

(a)           From and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally (and Parent shall cause the Surviving Corporation to), indemnify, defend and hold harmless, to the fullest extent authorized or permitted under the DGCL or other applicable Law, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer, director or employee of the Company or any of the Company Subsidiaries (individually, an “Indemnified Party,” and collectively, the “Indemnified Parties”) against any and all losses, claims, damages, costs, expenses (including attorneys’ fees and disbursements), obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges), fines, liabilities, judgments, and amounts that are paid in settlement (collectively, “Indemnified Liabilities”), paid or incurred in connection with investigating, defending, serving as a witness with respect to or otherwise participating in (and including preparation for any of the foregoing) any pending, threatened, asserted or completed Proceeding (including any Proceeding brought by an Indemnified Party

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under this Section 6.7, any action on appeal, or any arbitration or other alternative dispute resolution mechanism), whether civil or criminal, and whether instituted by the Company, the Surviving Corporation, any Governmental Entity or any other party (each, an “Indemnity Proceeding”), based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to the fact that such Person is or was an officer or director of the Company or any Company Subsidiary (or served at the request of the Company or any Company Subsidiary as a director, officer or trustee of another Person (including any employee benefit plan)) at or prior to the Effective Time (including acts or omissions occurring in connection with this Agreement, any of the Transactions or any Benefit Plan), in any such case whether asserted or claimed prior to, at or after, the Effective Time. In the event that any claim for Indemnified Liabilities is asserted or made by an Indemnified Party, any determination required to be made with respect to whether such Indemnified Party’s conduct complies with the standards set forth under the DGCL or other applicable Law shall be made by independent legal counsel selected by such Indemnified Party and reasonably acceptable to the Surviving Corporation (it being understood and agreed that the burden of proof shall be on Parent and the Surviving Corporation to establish that such Indemnified Party does not so comply).  Parent shall, or shall cause the Surviving Corporation to, promptly advance all out-of-pocket expenses of each Indemnified Party in connection with any Indemnity Proceeding as such expenses (including attorneys’ fees and disbursements) are incurred upon receipt from such Indemnified Party of a request therefor (accompanied by invoices or other relevant documentation), provided (if and to the extent required by the DGCL or other applicable Law) that such Indemnified Party undertakes to repay such amount if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under the DGCL or other applicable Law with respect to such Indemnity Proceeding.  In the event any Indemnity Proceeding is brought against any Indemnified Party (and in which indemnification could be sought by such Indemnified Party hereunder), Parent and the Surviving Corporation shall each use commercially reasonable efforts to assist in the vigorous defense of such matter, provided that neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in such Indemnity Proceeding without the prior written consent of such Indemnified Party if and to the extent the terms of the proposed settlement, compromise or judgment involve any non-monetary relief from such Indemnified Party.

(b)           All rights to indemnification and advancement of expenses existing in favor of, and all exculpations and limitations of the personal liability of, the directors, officers, employees, fiduciaries and agents of any of the Company and the Company Subsidiaries in the Company Certificate or Company By-Laws (or comparable organizational documents of the Company Subsidiaries) as in effect as of the Effective Time with respect to matters occurring at or prior to the Effective Time, including the Merger and the other Transactions, shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.  The Surviving Corporation shall not, and Parent shall cause the Surviving Corporation not to, distribute or dispose of assets in a manner that would render the Surviving Corporation unable to satisfy any of its obligations pursuant to this Section 6.7.

(c)           For a period of six (6) years after the Effective Time, the Surviving Corporation shall, and shall cause its Subsidiaries to, and Parent shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect the current directors’ and officers’ liability insurance policies maintained by or for the Company and/or the Company Subsidiaries for the

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benefit of those Persons who are covered by such policies as of the Effective Time with respect to claims arising in whole or in part from matters occurring or allegedly occurring at or prior to the Effective Time (provided that the Surviving Corporation and its Subsidiaries may substitute therefor policies of at least the same coverage containing terms and conditions that are at least as beneficial to the beneficiaries of the current policies and with reputable carriers having a rating comparable to the Company’s current carrier); provided, however, that each of Parent and the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, first use commercially reasonable efforts to obtain a “tail” policy on substantially the same terms and conditions for claims arising out of acts or conduct occurring at or prior to the Effective Time and effective for claims asserted prior to or during the six (6)-year period referred to above (and, with respect to claims made prior to or during such period, until final resolution thereof), and only if Parent and the Surviving Corporation and its Subsidiaries are unable, after exerting commercially reasonable efforts, to obtain such a “tail” policy, then Parent or the Surviving Corporation and its Subsidiaries will be required to obtain such coverage from such carriers in annual policies; and, provided, further that (i) if the existing policies expire or are terminated or cancelled during such six (6)- year period, each of Parent and the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to obtain policies of at least the same coverage containing terms and conditions that are at least as beneficial to the beneficiaries of the current policies with reputable carriers having a rating comparable to the Company’s current carrier, (ii) Parent or the Surviving Corporation and its Subsidiaries, as the case may be, shall not be required to spend as an annual premium therefor an amount in excess of three hundred percent (300%) of the annual premium therefor as of the date of this Agreement and (iii) if, during such six (6)-year period, such insurance coverage cannot be obtained at all or can be obtained only for an amount in excess of three hundred percent (300%) of the current annual premium therefor, Parent or the Surviving Corporation and its Subsidiaries, as the case may be, shall use commercially reasonable efforts to cause to be obtained as much directors’ and officers’ liability insurance coverage as can be obtained for an amount equal to three hundred percent (300%) of the current annual premium therefor, on terms and conditions substantially similar to the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability insurance.

(d)           Notwithstanding any provision of this Agreement to the contrary, prior to the Effective Time the Company shall be permitted to purchase prepaid “tail” policies in favor of the individuals referred to in Section 6.7(c) with respect to the matters described therein (provided that the annual premium therefor shall not exceed three hundred percent (300%) of the annual premium therefor as of the date of this Agreement).  If and to the extent such policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in effect and continue to honor the obligations of the Company thereunder.

(e)           Parent shall, and shall cause the Surviving Corporation to, honor and perform in accordance with their terms all indemnification agreements in effect as of the date of this Agreement between the Company, on the one hand, and any director or officer of the Company, on the other hand.

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(f)           The provisions of this Section 6.7 (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on Parent and the Surviving Corporation and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, any Benefit Plan, the Company Certificate or Company By-Laws (or comparable organizational documents of the Company Subsidiaries or the Surviving Corporation), or otherwise and (iv) shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(g)           In the event that Parent or the Surviving Corporation or any of their respective successors or permitted assigns (each, an “Indemnifying Party”) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Indemnifying Party assume all the obligations of such Indemnifying Party pursuant to this Section 6.7.  In addition, if upon or following any merger, consolidation or sale of assets any Indemnifying Party is or becomes a direct or indirect Subsidiary of another Person, the ultimate parent entity of such Indemnifying Party shall guaranty the obligations of such Indemnifying Party pursuant to this Section 6.7.

Section 6.8.  Additional Covenants.  Prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1:

(a)           Merger Sub shall not, and Parent shall cause Merger Sub not to, undertake any business or activities other than in connection with this Agreement and engaging in the Merger and the other Transactions.

(b)           Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement.

(c)           Parent and Merger Sub shall not and Parent shall use commercially reasonable efforts to cause the other Affiliates of Parent not to, and the Company shall not and shall cause the Company Subsidiaries not to, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that would reasonably be expected to materially delay or prevent the consummation of, or otherwise adversely affect in any material respect, the Merger or any of the other Transactions.  Without limiting the generality of the foregoing, Parent shall not and shall use commercially reasonable efforts to cause its Affiliates not to, and the Company shall not and shall cause the Company Subsidiaries not to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any equity in any Person or any business or division thereof, unless that acquisition or agreement would not reasonably be expected to (i) result in any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary

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to consummate the Merger or the other Transactions or the expiration or termination of any waiting period under applicable Law, or (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger, or the other Transactions or materially increase the risk of not being able to remove any such order on appeal or otherwise.

Section 6.9.  Financing.

(a)           Prior to the Closing, Parent and Merger Sub shall use their commercially reasonable efforts to arrange the Financing, including using their commercially reasonable efforts to enter into definitive agreements with respect thereto on terms and conditions in accordance with those set forth in the Financing Commitments, and shall use its commercially reasonable efforts not to (and Parent shall use its commercially reasonable efforts to cause the other Affiliates of Parent not to) take any action in connection with the Financing Commitments or the Financing that would reasonably be expected to delay or otherwise adversely affect the funding of the Financing on the Closing Date or enforcement thereof.  Notwithstanding the foregoing, Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Financing Commitments or any definitive agreements with respect to the Financing, and/or substitute other debt or equity financing for all of any portion of the Financing from the same and/or alternative financing sources, as long as any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitments or other definitive agreements shall not expand upon the conditions precedent contained therein or materially delay or otherwise affect in any material respect the funding of the Financing.  In the event that any portion of the Debt Financing becomes unavailable so as not to enable Parent and Merger Sub to proceed with the Transactions in a timely manner, Parent and Merger Sub shall use their commercially reasonable efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions (as provided in Section 5.5) with terms and conditions that are not less favorable (from the standpoint of Parent, Merger Sub and the Surviving Corporation) than those set forth in the initial Debt Commitment Letters (for the avoidance of doubt, with conditions precedent to such alternative financing and other terms that would not reasonably be expected to materially delay or otherwise adversely affect in any material respect the funding of such alternative financing or enforcement thereof as compared to the Financing in accordance with the initial Debt Commitment Letters) as promptly as practicable following the occurrence of such event, including using their commercially reasonable efforts to enter into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first, second or third sentence of this Section 6.9(a) being referred to as the “Definitive Financing Agreements”) and, any reference to the Debt Commitment Letters in this Agreement shall be deemed to include any replacement or amendment entered into pursuant to the second or third sentence of this Section 6.9(a), and any reference to Debt Financing Sources in this Agreement shall be deemed to include any source of debt financing under any such replacement or amendment).  Parent and Merger Sub shall use their commercially reasonable efforts to, and shall use their commercially reasonable efforts to cause their Affiliates and Representatives to, comply with the terms and satisfy on a timely basis the conditions of the Financing Commitments, any alternate financing commitments and the Definitive Financing Agreements and any related fee and engagement letters.  Any material breach of any of the Financing Commitments, the Definitive Financing Agreements, any alternate financing commitment and any related fee and engagement letters by Parent or Merger Sub (a “Financing Agreement

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Breach”) not cured or waived (in writing by the applicable financing source(s)) within thirty (30) days notice thereof shall be deemed a breach by Parent of this Section 6.9(a); provided, that if Parent and Merger Sub enter into any replacement financing with alternate financing source(s) within thirty (30) days of such Financing Agreement Breach (covering at least the amount of financing applicable to such breached financing) in accordance with the second or third sentences of this Section 6.9(a), and there is no material breach by Parent or Merger Sub thereunder, such original Financing Agreement Breach shall be deemed cured for purposes of this sentence.  Parent shall (i) furnish complete, correct and executed copies of the Definitive Financing Agreements to the Company promptly upon their execution, (ii) give the Company prompt notice (x) of any material breach by any party of, or material dispute or disagreement between any of the parties to, the Financing Commitments, any alternate financing commitment or the Definitive Financing Agreements of which Parent or Merger Sub becomes aware or any termination thereof or (y) if for any reason Parent or Merger Sub believes in good faith that it is reasonably likely that it will not be able to obtain all or any material portion of the Financing in the amounts or from the sources contemplated by the Financing Commitments and that it is not reasonably likely that it will be able to obtain acceptable alternative financing and (iii) otherwise keep the Company reasonably informed on a current basis of the status of its efforts to arrange the Financing (or any replacements thereof). Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to their respective obligations to effect the Merger.  Notwithstanding any provision of this Agreement to the contrary, nothing in this Section 6.9 shall require, and in no event shall the commercially reasonable efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek equity financing from any source other than the party providing Equity Financing under the initial Equity Commitment Letter or an amount of equity financing in excess of the Equity Financing contemplated by the initial Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Financing Commitments or to agree to any “market flex” term less favorable to Parent, Merger Sub or the Surviving Corporation than such corresponding market flex term contained in or contemplated by the initial Debt Commitment Letters (in the case of this clause (ii), other than any increase(s) from the interest rate contemplated by the initial Debt Commitment Letters in an amount not to exceed twelve point five (12.5) basis points in the aggregate); provided, that this sentence shall not excuse Parent from its obligation to pay the Parent Termination Fee in accordance with Section 8.4 due to its failure to obtain the Financing, or in any way prejudice the Company’s rights under the Limited Guarantee or, to the extent contemplated by Section 9.13, the Equity Commitment Letter.

(b)           From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, the Company shall, and shall cause each of the Company Subsidiaries to, use its commercially reasonable efforts, at Parent’s sole expense, to cooperate with Parent and Parent’s Affiliates and Debt Financing Sources in connection with the arrangement of the Financing (or any replacements thereof), including (i) furnishing Parent, Merger Sub and the Debt Financing Sources with financial and other pertinent information regarding the Company and the Company Subsidiaries in connection with the Financing as may be reasonably be requested in writing by Parent, including using commercially reasonable efforts to furnish all financial statements and other financial data and financial information that is required in order for the Parent to satisfy its obligations under the Debt Commitment Letters and using commercially reasonable efforts to furnish all other financial information required from the Company pursuant to the Debt Commitment Letters as

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and when required thereby, (ii) assisting with the preparation of customary materials such as offering documents and private placement memoranda in connection with the Financing, (iii) using commercially reasonable efforts to seek comfort letters from accountants, legal opinions, surveys, title insurance policies (including by providing any affidavit, indemnity or other assurances reasonably requested by any title company) and consents from third parties, in each case as reasonably requested by Parent (it being understood that (A) the failure to obtain any comfort letters, legal opinions, surveys, title insurance or consents from third parties shall not constitute a breach by the Company of its obligations under this Section 6.9(b) provided that the Company shall have used, and shall have caused each of the Company Subsidiaries to use, its commercially reasonable efforts to seek to obtain such documents and (B) neither the Company, any Company Subsidiary or any of their respective Representatives shall agree to make any payment, incur any liability or make any material amendment to the terms of any applicable Contract in order to obtain any such any certificate, document or instrument without Parent’s prior written approval), (iv) participating in due diligence sessions by Company officers and employees, all as may reasonably be requested by Parent and (v) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the arrangement of the Financing, including direct contact between senior management and Parent’s and Merger Sub’s financing sources, (vi) executing and delivery such agreements, officer’s certificates, corporate consents and resolutions and other instruments (including a certificate of the chief financial officer of the Company with respect to solvency of the Company and its subsidiaries on a consolidated basis to the extent required in connection with the Financing officer’s certificates) as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements as may be reasonably requested and (vii) take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the financing contemplated by the Debt Commitment Letters and the direct borrowing or incurrence of all of the proceeds of the financing contemplated by the Debt Commitment Letters; provided, however, that (x) such requested cooperation shall not unreasonably interfere with the business or ongoing operations of the Company and the Company Subsidiaries, (y) no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time and neither the Company or any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other  liability in connection with the arrangement of the Financing (or any replacements thereof) prior to the Effective Time and (z) such requested cooperation shall not require the Company or any Company Subsidiary to take any action that would conflict with any applicable Law, the Company Certificate or the Company By-Laws (or the organizational documents of any Company Subsidiary), or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any Company Subsidiary is a party.  Parent shall, upon request by the Company, following the termination of this Agreement, promptly reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with such financing cooperation and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives (including, following the Effective Time, their respective officers and directors as of the Closing) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in

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connection therewith.  Notwithstanding any provision of this Agreement to the contrary, neither the Company nor any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing (or any replacements thereof) prior to the Effective Time.  The non-public information regarding the Company and the Company Subsidiaries provided to Parent, Merger Sub and their Representatives pursuant to this Section 6.9 will be used solely for the purpose of effecting the Transactions and will be governed by the terms of the Confidentiality Agreement.

Section 6.10.  Section 16 Matters.  Prior to the Effective Time, the Company Board shall take all such steps as may be required to cause any dispositions of Shares (including any derivative securities with respect thereto) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11.  Resignation of Directors.  At the Closing, if requested by Parent, the Company shall use commercially reasonable efforts to deliver evidence reasonably satisfactory to Parent of the resignation of any or all the members of the Company Board and the directors of the Company Subsidiaries, effective as of the Effective Time.

Section 6.12  Stockholder Actions.  In the event that any Proceeding related to this Agreement or the Transactions is brought or, to the Company’s Knowledge or Parent’s Knowledge (as applicable), threatened in a writing delivered to any party hereto (or any of the Subsidiaries of such party), by any stockholder(s) of the Company against any party hereto or any of such party’s respective Affiliates or any of the directors of the foregoing (the “Transaction Litigation”), such party shall promptly notify the other parties in writing of such litigation and shall keep the other parties informed on a reasonably current basis with respect to the status thereof, in each case, only to the extent that providing such information would not, in the reasonable judgment of such party based on advice of outside counsel, jeopardize any privilege with respect thereto regarding any such litigation.  The Company and Parent shall give each other a reasonable opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation (in each case, at such party’s own expense), and the Company shall not settle any Transaction Litigation without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned).

Section 6.13  Delisting. Prior to the Closing, the Company agrees to cooperate with Parent in a commercially reasonable manner with respect to the delisting of the Shares from NASDAQ and the termination of the Company’s registration under the Exchange Act after the Effective Time.

Section 6.14  Tax Matters. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes and including any filing and recording fees) and related amounts (including any penalties, interest and additions to Tax) and all such reasonable costs (including accounting and legal fees) associated with filing all Tax returns related to transfer Taxes incurred by the Company or any of the Company Subsidiaries in connection with this Agreement and the other Transactions (“Transfer Taxes”) shall be paid by Parent or the Surviving Corporation. Parent and the Surviving Corporation shall be responsible for filing all Tax returns related to

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Transfer Taxes. All parties hereto shall use commercially reasonable efforts to avail themselves of any available exemptions from any such Transfer Taxes, and to cooperate with the other Parties hereto in providing any information and documentation that may be necessary to obtain such exemptions.  The Company shall promptly provide to Parent all information and documentation reasonably requested by Parent in order to calculate potential parachute payments under Section 280G of the Code and the associated taxes in Section 4999 of the Code (including all information reasonably requested by Parent to determine whether an individual is a “disqualified individual” under Section 280G of the Code).

Section 6.15  Notice of Material Breach .   The Company shall promptly notify Parent and Merger Sub, and Parent and Merger Sub shall promptly notify the Company, of any breach of a representation, warranty,  covenant or agreement contained in this Agreement by such party of which such party’s Board of Directors has actual knowledge and which, if not cured, would reasonably be expected to cause the failure of any of the Closing conditions set forth in Article VII to be satisfied.  In no event shall the delivery of any notice by a party pursuant to this Section 6.15 (x) limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) be deemed to amend or supplement a Disclosure Schedule or constitute an exception to any representation, warranty, covenant or agreement.  This Section 6.15 shall not constitute an agreement or covenant for purposes of Sections 7.2(a) or 7.3(a).

Section 6.16  Tax Certificate.  At the Closing, the Company shall provide to Parent an affidavit certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), which affidavit shall be dated as of the Closing Date, signed under penalties of perjury and in accordance with the provisions of Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h).

Section 6.17  Takeover Laws.  If any “interested stockholder”, “moratorium”, “control share acquisition”, “fair price” or other state anti-takeover laws (including Section 203 of the DGCL) becomes or is deemed to be applicable to the Company, Parent or Merger Sub in connection with this Agreement or any of the Transactions (including the Merger), then the Company and the Company Board, as applicable, shall use commercially reasonable efforts to take all actions necessary to ensure the Transactions (including the Merger) may be consummated as promptly as practicable on the terms contemplated herein and otherwise use commercially reasonable efforts to eliminate, or if not possible use commercially reasonable efforts to minimize to the maximum extent permissible, the effects of any such anti-takeover laws on this Agreement and the Transactions (including the Merger).

ARTICLE VII
CONDITIONS

Section 7.1.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by such party):

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(a)           Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)           HSR Act.  Any applicable waiting period under the HSR Act relating to the Transactions shall have expired or been terminated.

(c)           Statutes.  No statute, rule or regulation shall have been enacted or promulgated by any federal or state Governmental Entity of competent jurisdiction and remain in effect that prohibits the consummation of the Merger.

(d)           Injunctions.  There shall be no judgment, order, writ, decree or injunction of any court of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger.

Section 7.2.  Additional Conditions to Obligation of Parent and Merger Sub to Effect the Merger in Certain Cases.  The obligation of each of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by Parent and Merger Sub):

(a)           Performance of Obligations of the Company.  The Company shall have performed in all material respects its agreements and covenants contained in this Agreement to be performed by the Company at or prior to the Closing pursuant to the terms of this Agreement.

(b)           Representations and Warranties.  (1) The representations and warranties of the Company set forth in the second, third and fourth sentences of Section 4.2(a), the second, third and fourth sentences of Section 4.2(b) and Section 4.3(a) shall be true and correct in all material respects on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct as of such other date or time), (2) the representations and warranties of the Company set forth in the first sentence of Section 4.6(a) shall be true and correct in all respects on the Closing Date as if made on and as of the Closing Date, and (3) all of the other representations and warranties of the Company set forth in Article IV shall be true and correct (disregarding for these purposes all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect) on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct as of such other date or time), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding any qualifications with respect to materiality contained therein, other than (x) provisions that require the listing of material items on the Company Disclosure Schedule or delivering (or making available) to Parent copies of material items and (y) any such qualifications contained in Sections 4.5, 4.6 (second sentence) or 4.20).

(c)           Closing Certificate.  Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

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Section 7.3.  Additional Conditions to Obligation of the Company to Effect the Merger in Certain Cases.  The obligation of the Company to effect the Merger shall be further subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by the Company):

(a)           Performance of Obligations of Parent.  Parent and Merger Sub each shall have performed in all material respects its agreements and covenants contained in this Agreement to be performed by Parent and Merger Sub, respectively, at or prior to the Closing pursuant to the terms of this Agreement; provided, however, that Parent shall have performed in all respects the second sentence of Section 3.2(a).

(b)           Representations and Warranties.  (1) The representations and warranties of Parent and Merger Sub set forth in Section 5.2 shall be true and correct in all material respects on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct as of such other date or time) and (2) all of the other representations and warranties of Parent and Merger Sub set forth in Article V shall be true and correct (disregarding for these purposes all qualifications and exceptions contained therein regarding materiality or Parent Material Adverse Effect) on the Closing Date as if made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which need only be true and correct as of such other date or time), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding any qualifications with respect to materiality contained therein).

(c)           Closing Certificate.  The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII
TERMINATION

Section 8.1.  Termination.  Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Company Stockholder Approval has been obtained:

(a)           By the mutual written consent of the Company and Parent;

(b)           By either the Company or Parent:

(i)           if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b)(i) shall have used commercially reasonable efforts to challenge such order, decree, ruling or other action;

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(ii)           if the Merger has not been consummated by November 22, 2012 (the “End Date”); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if it has not actually convened and held the Stockholders’ Meeting prior to the date of such termination; and provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if (x) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing) are satisfied or waived in accordance with this Agreement, (y) the Company has indicated in writing to Parent and Merger Sub that the certificate to be delivered by the Company at the Closing pursuant to Section 7.2(c) will be so delivered and that the Company has irrevocably confirmed that it is ready, willing and able to consummate the Closing and (z) a Proceeding with respect to the specific enforcement of  this Agreement or any of the Financing Commitments, any alternate financing commitment or any Definitive Financing Agreements is pending, or the Company is actively seeking to compel specific performance of the Closing by filing (or causing Parent or Merger Sub to file) one or more lawsuits to fully enforce the terms of this Agreement or any of the Financing Commitments, any alternate financing commitment or any Definitive Financing Agreements (provided that any Proceeding or lawsuit referred to in this clause (z) shall be permitted by and in accordance with Section 9.13 hereof);

(iii)           if any state or federal law, rule or regulation is adopted or issued which has the effect of permanently prohibiting the Merger; or

(iv)           if upon a vote thereon taken at the Stockholders’ Meeting (including any adjournment(s) or postponement(s) thereof) the Company Stockholder Approval shall not have been obtained.

(c)           By the Company, if prior to the receipt of the Company Stockholder Approval, (i) the Company Board (x) approves a Superior Proposal and authorizes the Company to enter into a Superior Proposal Agreement in respect of such Superior Proposal or (y) effects a Change in Recommendation unrelated to a Superior Proposal (provided, however, the Company’s right to terminate this Agreement pursuant to this clause (y) is only exercisable within five (5) days immediately following such Change in Recommendation), (ii) the Company has complied with the applicable provisions of Section 6.2 or Section 2.6(a)(ii), as applicable, in all material respects, (iii) prior to or concurrent with the effective termination of this Agreement pursuant to this Section 8.1(c), the Company pays the Termination Fee in accordance with Section 8.3(a) (provided, that the parties hereto agree that any notice of termination of this Agreement delivered in connection with this Section 8.1(c) shall not be effective unless and until the Company shall have paid the Termination Fee, but  if Parent fails to deliver its wire instructions for the payment of the Termination Fee within forty-eight (48) hours of a request for such instructions by the Company, such notice of termination shall be effective without regard to this proviso); and (iv) in the case of any termination following the events contemplated by clause (i)(x) above, promptly after or concurrent with the termination of this Agreement, the Company enters into a Superior Proposal Agreement with respect to the Superior Proposal referred to in the foregoing clause (i)(x);

(d)           By Parent, if the Company Board shall have effected a Change in Recommendation (it being understood and agreed that any communication contemplated by

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Section 6.2(c)(iii) shall not be deemed to constitute a Change in Recommendation); provided, however, Parent’s right to terminate this Agreement pursuant to this Section 8.1(d) is only exercisable within five (5) days immediately following such Change in Recommendation.

(e)           By the Company, if (x) Parent or Merger Sub shall have materially breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the Closing condition set forth in Section 7.3(a) would not be satisfied or (y) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the Closing condition set forth in Section 7.3(b) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by Parent and/or Merger Sub within thirty (30) days after their receipt of written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the Closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied.

(f)           By Parent, if (x) the Company shall have materially breached any of the covenants or agreements contained in this Agreement to be complied with by the Company (including any breach of Section 6.1 that would reasonably be expected to result in the Company not having Immediately Available Cash at the Closing in an amount not less than the Minimum Cash Amount) such that the Closing condition set forth in Section 7.2(a) would not be satisfied or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the Closing condition set forth in Section 7.2(b) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by the Company within thirty (30) days after its receipt of written notice of such breach from Parent; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the Closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied.

(g)           By the Company, if (x) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing) are satisfied or waived in accordance with this Agreement, (y) the Company has indicated in writing to Parent and Merger Sub that the certificate to be delivered by the Company at the Closing pursuant to Section 7.2(c) will be so delivered and that the Company has irrevocably confirmed that it is ready, willing and able to consummate the Closing and (z) Parent and Merger Sub shall have failed to consummate the Closing within five (5) Business Days after the day on which the Closing is required to occur under Section 2.2.

Section 8.2.  Effect of Termination.  The party desiring to terminate this Agreement pursuant to Section 8.1 shall deliver written notice (pursuant to Section 9.4) of such termination to the other party or parties specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement (other than Sections 8.3, 8.4 and 8.5 (in each case, if applicable), the indemnification provisions of Section 6.9(b) and the applicable Sections of Articles I and IX (and any other definitions of terms contained in any such Sections or Articles

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under this Agreement), which shall survive any termination of this Agreement) shall immediately become null and void, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company under this Agreement other than under such provisions that survive; provided, however, that none of the parties shall be relieved from liabilities for actual damages from any willful material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; provided, further, that (x) the aggregate liabilities of the Company, on the one hand, or Parent or Merger Sub, on the other hand, pursuant to the preceding proviso shall in no event exceed the Damages Cap and (y) if the Parent Termination Fee is payable and actually paid, Parent and Merger Sub shall have no further liability pursuant to the preceding proviso.    For the avoidance of doubt, the Confidentiality Agreement shall survive any termination of this Agreement in accordance with the terms set forth therein.

Section 8.3.  Termination Fee; Expense Reimbursement.

(a)           If (i) the Company terminates this Agreement pursuant to Section 8.1(c), (ii) Parent terminates this Agreement pursuant to Section 8.1(d) or (iii) (x) either Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) or Section 8.1(b)(iv) or Parent terminates this Agreement pursuant to Section 8.1(f), (y) prior to such termination (in the case of a termination pursuant to Section 8.1(b)(ii)), the Stockholder’s Meeting (in the case of a termination pursuant to Section 8.1(b)(iv)) or the breach that gave rise to the termination right (in the case of a termination pursuant to Section 8.1(f)), any Person or group of Persons shall have publicly (whether made publicly by such Person(s) or as a result of any other public disclosure by any Person) or, in the case of a termination pursuant to Section 8.1(b)(ii) or Section 8.1(f), privately to the Company Board, made an Alternative Proposal and such proposal shall not have been unequivocally and, if appropriate, publicly, terminated or withdrawn prior to the termination of this Agreement referred to in clause (x) of this Section 8.3(a)(iii), and (z) at any time after the date of this Agreement and prior to the one-year anniversary of the termination of this Agreement, the Company consummates an Alternative Proposal with any Person or group of Persons (for purpose of this clause (iii), all references to twenty percent (20%) in the definition of Alternative Proposal shall be replaced with fifty percent (50%)), then:

(A)           in the case of a termination by the Company pursuant to Section 8.1(c) at or prior to sixty (60) hours after the Solicitation Period End Time, or a termination by Parent pursuant to Section 8.1(d) as a result of a Change of Recommendation at or prior to sixty (60) hours after the Solicitation Period End Time in respect of a Superior Proposal (provided that in each case, the Superior Proposal that gave rise to the termination is not made by any Specified Party), the Company shall pay to Parent or such Person as Parent may designate in writing in its sole discretion (such Person, the “Fee Payee”), the amount of $5,928,000 in cash; and

(B)           in all instances where the foregoing clause (A) does not apply, the Company shall pay to the Fee Payee the amount of $11,115,000 in cash (the amount set forth in clause (A) or (B), as applicable, the “Termination Fee”).

(b)           In the event that this Agreement is terminated by either party pursuant to Section 8.1(b)(iv), and at the time of such termination, the Company would not be entitled to terminate this Agreement pursuant to Section 8.1(e), the Company shall pay to the Fee Payee the reasonable and documented out-of-pocket fees and expenses (including reasonable fees and

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expenses of outside counsel, financing sources, and other advisors) incurred by Parent and its Affiliates, on the one hand, to Persons that are not Affiliates of Parent, on the other hand, in connection with the Transactions, whether incurred before or after the date of this Agreement, including reasonable and documented out-of-pocket fees and expenses incurred in connection with its investigation, structuring, financing, negotiation, due diligence, and financial, operating, legal and other analysis with respect to the Transactions, provided that such payment to the Fee Payee shall not exceed $1,750,000 (the “Expense Reimbursement”); provided that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.3(a) shall not relieve the Company of its obligations to pay the Expense Reimbursement pursuant to this Section 8.3(b), and the payment by the Company of the Expense Reimbursement pursuant to this Section 8.3(b) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.3(a); provided, however, that (x) any Expense Reimbursement paid by the Company to Parent pursuant to this Section 8.3(b) shall be deducted from any Termination Fee that subsequently becomes payable pursuant to Section 8.3(a)(iii), and (y) in no event shall Parent or Merger Sub seek to recover damages from the Company in accordance with the proviso in Section 8.2 for amounts that have already been paid by the Company to the Fee Payee as Expense Reimbursement pursuant to this Section 8.3(b) (or vice versa).

(c)           The Company shall pay the Termination Fee to the Fee Payee, by wire transfer of same day funds, to one or more accounts designated in writing by Parent (x) at or prior to the time of termination, in the case of such termination by the Company pursuant to Section 8.1(c), (y) as promptly as practicable (and in any event within two (2) Business Days of receipt of Parent’s termination notice pursuant to Section 8.2), in the case of such termination by Parent pursuant to Section 8.1(d), or (z) the date on which an Alternative Proposal is consummated, in the case of any instance in which a Termination Fee is payable pursuant to Section 8.3(a)(iii); provided, that any Expense Reimbursement previously paid to the Fee Payee pursuant to Section 8.3(b) (or damages previously paid to Parent or Merger Sub pursuant to the proviso in Section 8.2) shall be deducted from the Termination Fee amount payable pursuant to the terms of Section 8.3(a)(iii).  The Company shall pay the Expense Reimbursement to Parent by wire transfer of same day funds within five (5) Business Days of receipt from Parent of documentation in accordance with Section 8.3(b).  Except to the extent required by applicable Law, the Company shall not withhold any withholding taxes from any payment made pursuant to this Section 8.3.

(d)           Notwithstanding any provision of this Agreement to the contrary, Parent and Merger Sub agree that (i) payment of the Termination Fee or the Expense Reimbursement (as applicable, and in either case together with the costs and expenses referred to in Section 8.5, if applicable), if such payment is payable and actually paid, shall be the sole and exclusive remedy of Parent and Merger Sub against the Company, any of the Company Subsidiaries or any of the Company’s and the Company Subsidiaries’ respective former, current or future Representatives, stockholders or Affiliates (together, the “Company Group”), and (ii) in such event, none of the members of the Company Group shall have any further liability or obligation, in any such case (clause (i) or (ii)) relating to, arising out of or with respect to this Agreement or any of the Transactions (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise); provided, however, that the preceding sentence shall not affect Parent’s right to seek specific performance prior to the termination of

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this Agreement to the extent permitted pursuant to Section 9.13 hereof.  Without limitation of the foregoing, none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding, claim, suit or action against, or seek damages from, any member of the Company Group, in contravention of the preceding sentence.  Under no circumstances shall the Termination Fee or the Expense Reimbursement be payable more than once.

(e)           In no event shall Parent, Merger Sub or their respective Affiliates seek or permit to be sought on behalf of Parent or Merger Sub any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any member of the Company Group other than the Company, in connection with this Agreement or the Transactions.  Parent and Merger Sub acknowledge and agree that they have no right of recovery against, and no personal liability shall attach to, any member of the Company Group (other than Company to the extent provided in this Agreement), through the Company or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Company against a stockholder or any other member of the Company Group, by the enforcement of any assessment or by any legal or equitable Proceeding, by virtue of any applicable Law, or otherwise, except for its right to recover from the Company in accordance with the terms herein.

Section 8.4.  Parent Termination Fee .

(a)           In the event this Agreement is terminated by the Company pursuant to Section 8.1(g), Parent shall pay or cause to be paid the amount of $17,920,000 (the “Parent Termination Fee”) to the Company as soon as practicable after such termination (and in any event within two (2) Business Days of receipt of the Company’s termination notice pursuant to Section 8.2), by wire transfer of same day funds to one or more accounts designated by the Company; provided, however, any damages paid previously by Parent or Merger Sub to the Company pursuant to the proviso in Section 8.2 shall be deducted from the Parent Termination Fee payable pursuant to this Section 8.4(a).

(b)           Notwithstanding any provision of this Agreement to the contrary, the Company agrees that (i) payment of the Parent Termination Fee (together with the costs and expenses referred to in Section 8.5, if applicable, and amounts payable by Parent under Section 6.9(b) (the second sentence thereof) and Section 9.11 (the proviso thereof)), if such payment is payable and actually paid, shall be the sole and exclusive remedy of the Company against the Parent Group and each Debt Financing Source under the Debt Commitment Letters, and (ii) in such event, no member of the Parent Group or any Debt Financing Source under the Debt Commitment Letters shall have any further liability or obligation, in any such case (clause (i) or (ii)) relating to, arising out of or with respect to this Agreement or any of the Transactions (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise); provided, however, that the preceding sentence shall not affect the Company’s right to seek specific performance prior to the termination of this Agreement to the extent permitted pursuant to Section 9.13 hereof.  Without limitation of the foregoing, none of the Company, any of its Affiliates or any other Person shall be entitled to bring or maintain any proceeding, claim, suit or action against, or seek damages from, Parent, Merger Sub, the Fund, any other member of the Parent Group or any Debt Financing Source under the Debt

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Commitment Letters in contravention of the preceding sentence.  Under no circumstances shall the Parent Termination Fee be payable more than once.

(c)           Subject to the Company’s right to seek specific performance of the Equity Commitment Letter pursuant to and to the extent permitted by Section 9.13(a), in no event shall the Company or its Affiliates seek or permit to be sought on behalf of the Company any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any member of the Parent Group other than Parent or, with respect to the Limited Guarantee, the Fund, in connection with this Agreement or the Transactions.  The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, any member of the Parent Group (other than Parent to the extent provided in this Agreement or the Fund to the extent provided in the Limited Guarantee or, subject to Section 9.13 of this Agreement, the Equity Commitment Letter), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Fund or any other member of the Parent Group, by the enforcement of any assessment or by any legal or equitable Proceeding, by virtue of any applicable Law, or otherwise, except for its rights to recover from the Fund (but not any other member of the Parent Group (including any general partner or managing member)) under and to the extent provided in the Limited Guarantee or, subject to Section 9.13 of this Agreement, the Equity Commitment Letter, and subject to the other limitations described therein.  The Company acknowledges that both Parent and Merger Sub are newly-formed companies and do not have any material assets except in connection with this Agreement or the Financing Commitments as expressly set forth herein and therein.

Section 8.5.  Certain Acknowledgement.  Each party hereto acknowledges that (i) the agreements contained in Section 8.3 and Section 8.4 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee, Expense Reimbursement or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.3 or Section 8.4 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in Section 8.3 and Section 8.4, the parties would not have entered into this Agreement.  Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3 or if Parent fails to promptly pay any amount due pursuant to Section 8.4 and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the amount set forth in Section 8.3 or Section 8.4 or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, as the case may be, all costs and expenses (including attorneys’ fees) incurred by the prevailing party and its Affiliates in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

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ARTICLE IX
MISCELLANEOUS

Section 9.1.  Amendment and Modification.  Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after the adoption of this Agreement by the stockholders of the Company, no amendment, modification or supplement shall be made that changes the consideration payable in the Merger, adversely affects the rights of the Company’s stockholders under this Agreement or otherwise requires the approval of such stockholders under applicable Law, in any such case without the prior approval of such stockholders; and, provided, further, that after the Effective Time no covenant or agreement of the parties hereto that contemplates performance after the Effective Time may be amended, modified, waived or supplemented.

Section 9.2.  Extension; Waiver.  At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of any party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise of any such rights preclude any other or further exercise thereof.

Section 9.3.  Nonsurvival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.3 shall not limit any covenant or agreement of the parties hereto that contemplates performance after the Effective Time.

Section 9.4.  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail and receipt is confirmed, at the facsimile telephone number or email address specified in this Section 9.4, prior to 5:00 p.m., New York City time, on a Business Day, (ii) the first Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.4 (x) at or after 5:00 p.m., New York City time, on a Business Day or (y) on a day that is not a Business Day, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required or permitted to be given.  The address for such notices and communications (unless changed by the applicable party by like notice) shall be as follows:

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(a)           if to the Company, to:

Benihana Inc.
N.W. 36th Street
Doral, Florida 33178
Attention: Chief Executive Officer
Telephone No.: (305) 702-2803
Facsimile No.: (305) 702-2830
Email address: rstockinger@benihana.com

with copies to:

Benihana Inc.
N.W. 36th Street
Doral, Florida 33178
Attention: General Counsel
Telephone No.: (305) 702-2805
Facsimile No.: (305) 702-2867
Email address: clmendoza@benihana.com

and

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY  10004-1482
Attention: Kenneth A. Lefkowitz
Telephone No.: (212) 837-6000
Facsimile No.: (212) 422-4726
Email address: lefkowit@hugheshubbard.com

(b)           if to Parent or Merger Sub, to:

Safflower Holdings Corp.
c/o AG Private Equity Acquisition Corp.
245 Park Avenue, 26th Floor
New York, New York 10167
Attention: Richard Leonard
Telephone No.: (212) 883-4140
Facsimile No.: (212) 867-6395
Email address: rleonard@angelogordon.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Attention: Jeffrey Seifman

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Telephone No.: (312) 862-2000
Facsimile No: (312) 862-2200
Email address: jeffrey.seifman@kirkland.com

Section 9.5.  Counterparts.  This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party has received counterparts signed by each of the other parties, it being understood and agreed that delivery of a signed counterpart of this Agreement by facsimile transmission or by email shall constitute valid and sufficient delivery thereof.

Section 9.6.  Entire Agreement; Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement:  (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (ii) are not intended to confer upon any Person other than the parties hereto any rights or remedies whatsoever, except (x) if the Effective Time occurs, (A) with respect to the right to receive Merger Consideration in respect of their Shares, former stockholders of the Company and (B) with respect to Section 6.7 (which shall inure to, and may be enforced by, the Persons benefiting therefrom as intended third party beneficiaries thereof), (y) the indemnified parties pursuant to Section 6.9(b) (who are intended third party beneficiaries thereunder), and (z) each of the Debt Financing Sources shall be express third party beneficiaries and shall be able to enforce the agreements contained in Sections 8.3(b), 8.4(b), 9.1, 9.6(B)(z), 9.8 and 9.12(b) hereof and none of the foregoing sections may be modified, amended, waived or terminated without the prior written consent of the Debt Financing Sources in any manner that is materially adverse in any respect to any of the Debt Financing Sources.  In any successful Proceeding to enforce any provision of this Agreement referred to in clauses (x), (y) or (z) of the preceding sentence, and without limiting any other remedies, each third party beneficiary commencing or participating in such Proceeding shall be entitled to recover from Parent all costs and reasonable attorneys’ fees incurred by it in connection therewith.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.  Upon such determination that any term, provision, covenant or restriction is invalid, illegal, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 9.8.  Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware that apply to agreements made and performed

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entirely within the State of Delaware, without regard to the conflicts of laws provisions thereof or of any other jurisdiction.

Section 9.9.  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties hereto; provided, however, that prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent and Merger Sub may assign this Agreement (in whole but not in part) to Parent or any of its Affiliates; provided, further, that (i)  no such assignment shall relieve Parent or Merger Sub from their respective obligations hereunder or affect the Limited Guarantee and (ii) no such assignment shall be permitted hereunder without the prior written consent of the Company if such assignment would be reasonably likely to materially delay the termination of applicable waiting periods under the HSR Act.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Any purported assignment in violation of the provisions of this Agreement shall be null and void ab initio.

Section 9.10.  Schedules.

(a)           Notwithstanding any provision of this Agreement to the contrary, a disclosure set forth under one Section of a Disclosure Schedule shall be deemed to be disclosed in any other Section or Sections of such Disclosure Schedule to the extent that it is reasonably apparent from a reading of such disclosure that it is relevant or applicable to such other Section(s); provided, however, that no disclosure in any section or subsection of the Company Disclosure Schedule shall qualify or be deemed to qualify the representations and warranties set forth in the first sentence of Section 4.6 of the Agreement or constitute an exception to the covenants in Section 6.1 of the Agreement, unless such disclosure is specifically set forth in, or cross-referenced in, Section 4.6 and Section 6.1, respectively, of the Company Disclosure Schedule.  Cross-references have been added for convenience and do not waive or diminish the Company’s rights. It is understood and agreed that (i) nothing in any Disclosure Schedule is intended to broaden the scope of any representation or warranty of any party contained in this Agreement and (ii) the fact that any information is disclosed in a Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.  Without limiting the foregoing, the information set forth in a Disclosure Schedule, and the dollar thresholds set forth in this Agreement, shall not be used as a basis for interpreting the terms “material” or “Company Material Adverse Effect” or other similar terms in this Agreement.

(b)           The inclusion of, or the reference to, any item within any particular Section of a Disclosure Schedule does not constitute an admission by Parent, Merger Sub or the Company that such item meets any or all of the criteria set forth in the Agreement for inclusion in such Section.  The disclosure of any matter in any Section of a Disclosure Schedule shall expressly not be deemed to constitute a waiver by Parent, Merger Sub or the Company of any attorney-client privilege, any protection afforded by the work-product doctrine or any similar privileges and protections.  Nothing disclosed in a Disclosure Schedule constitutes an admission of liability or obligation of Parent, Merger Sub, the Company or any Company Subsidiary or is an admission against the interest of Parent, Merger Sub, the Company or any of their respective

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Subsidiaries. All section headings are inserted for convenience of reference only and will not affect the meaning or interpretation of the Disclosure Schedules.

Section 9.11.  Expenses.  Except as expressly set forth in this Agreement, whether or not the Merger is consummated, all fees, costs and expenses incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions expressly contemplated by this Agreement shall be paid by the party incurring such expenses; provided, that (i) Parent shall pay all filing fees for the filings required under the HSR Act and (ii) the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including any SEC filing fees) shall be borne equally by the Company and Parent.

Section 9.12.  Submission to Jurisdiction; Waivers.

(a)           Each of the Company, Parent and Merger Sub irrevocably agrees that any Proceeding arising out of or relating to this Agreement or any of the Transactions shall be brought and determined in the Court of Chancery of the State of Delaware or, if exclusive jurisdiction over the matter is vested in the federal courts, any court of the United States located in the State of Delaware (and each such party shall not bring any Proceeding arising out of or relating to this Agreement or any of the Transactions in any court other than the aforesaid courts), and each of the Company, Parent and Merger Sub hereby irrevocably submits with regard to any such Proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts.  Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (x) such Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper and (z) this Agreement, the Transactions or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b)           Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each party hereto irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Proceeding arising out of or relating to this Agreement or any of the Transactions (including against any Debt Financing Source in connection with the Debt Commitment Letters).  Each party hereto certifies and acknowledges that (i) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of any such Proceeding, (ii) such party has considered the implications of this waiver, (iii) such party makes this waiver voluntarily, and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.12(b).  No party hereto, nor any of its Affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, anywhere other than in any

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federal or state court located in the State of New York, Borough of Manhattan, but only if such Debt Financing Source has consented to jurisdiction and venue therein.

(c)           For purposes of the proviso to Section 8.2, each party agrees that the prevailing party shall be entitled to reimbursement of all costs and expenses including without limitation, all attorney’s fees, in connection with any Proceeding arising out of or relating to a willful breach of this Agreement on the part of the other party.  Such costs and expenses shall be deemed to be damages for purposes of the proviso to Section 8.2.

Section 9.13.  Specific Performance.

(a)           The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, prior to the termination of this Agreement, each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereto (i) agrees that it shall not oppose the granting of any such relief; (ii) hereby irrevocably waives any requirement for the security or posting of any bond in connection with any such relief (it is understood that clause (i) of this sentence is not intended to, and shall not, preclude any party hereto from litigating on the merits the substantive claim to which such remedy relates); and (iii) agrees that the prevailing party shall be entitled to reimbursement of all costs and expenses including without limitation, all attorney’s fees; provided, however, that it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with (x) enforcing the Fund’s obligations under the Equity Commitment Letter and Parent’s obligation to enforce the Equity Commitment Letter shall be subject to the requirements that (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing) are satisfied or waived in accordance with this Agreement, (ii) the Debt Financing (including any alternate financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, in each case at the maximum amount of the term loan facility contemplated by the Debt Commitment Letters, (iii) at the time the Company first seeks to exercise such remedy, the Company has Immediately Available Cash in an amount not less than the Minimum Cash Amount and (iv) the Company has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur and (y) causing Parent and Merger Sub to enforce the terms of the Debt Commitment Letters (or the alternate financing commitments or Definitive Financing Agreement(s)), including seeking enforcement of the Debt Commitment Letters through the commencement of one or more lawsuits against the sources of Debt Financing upon reasonable request by the Company, shall be subject to the requirements that (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing) are satisfied or waived in accordance with this Agreement, (ii) the conditions to the consummation of the financing provided by the Debt Commitment Letters (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied in a manner that would require the Debt Financing Sources to fund the maximum amount of the term loan facility contemplated by the Debt Commitment Letters, (iii) at the time the Company first seeks to exercise such remedy,

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the Company has Immediately Available Cash in an amount not less than the Minimum Cash Amount and (iv) the Company has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur.

(b)           The parties hereto further agree that nothing set forth in this Agreement shall require any party hereto to institute any Proceeding for specific performance under this Section 9.13 as a condition to exercising any termination right under Article VIII.

Section 9.14.  Construction of Agreement.

(a)           The terms and provisions of this Agreement represent the results of negotiations among the parties hereto, each of which has been represented by counsel of its own choosing, and none of which has acted under duress or compulsion, whether legal, economic or otherwise.  Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and each of the parties hereto hereby waives the application in connection with the interpretation and construction of this Agreement of any Law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement.

(b)           All references in this Agreement to Sections, Articles and Schedules without further specification are to Sections and Articles of, and Schedules to, this Agreement.

(c)           The Table of Contents and the captions in this Agreement are for convenience only and shall not in any way affect the meaning, interpretation or construction of any provisions of this Agreement.

(d)           Unless the context otherwise requires, “or” is not exclusive.

(e)           Unless the context otherwise requires, “including” means “including but not limited to”.

(f)           The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such term.

(g)           Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BENIHANA INC.

By:	/s/ Richard Stockinger
Name: Richard Stockinger
Title: President and Chief Executive Officer

SAFFLOWER HOLDINGS CORP.

By:	/s/ Richard Leonard
Name: Richard Leonard
Title: President and Secretary

SAFFLOWER ACQUISITION CORP.

By:	/s/ Richard Leonard
Name: Richard Leonard
Title: President and Secretary